11/29

04046355

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kerry Group plc

*CURRENT ADDRESS Prince's Street
Tralee
Co. Kerry
Ireland

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 30 2004
THOMSON FINANCIAL

FILE NO. 82- 34842 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE: 11/30/04

KERRY

Kerry Group
Annual Report & Accounts 2002



2002 at a Glance



Sales
increased by 25% to €3.8 billion

Like-for-like sales
growth of 6%



EBITDA
increased by 18% to €390m

Operating profit*
increased by 17% to €305m



Adjusted profit after tax*
up 22% to €189m

Adjusted earnings per share*
increased by 15.8% to 101.8 cent


Mattessons
Mattessons
Mattessons
Wall's
EGG & BACON
Wall's
Wall's

Final dividend per share
up 16.3% to 7.85 cent

€273m
acquisition programme



Free cash flow
€232m

*before goodwill and exceptionals

Our Mission

Kerry Group will be a major international specialist food ingredients corporation, a leading international flavour technology company and a leading supplier of added-value brands and customer branded foods to the Irish and UK markets.

We will be leaders in our selected markets – excelling in product quality, technical and marketing creativity and service to our customers – through the skills and wholehearted commitment of our employees.

We are committed to the highest standards of business and ethical behaviour, to fulfilling our responsibilities to the communities which we serve and to the creation of long-term value for all stakeholders on a socially and environmentally sustainable basis.

Contents

Financial Highlights


2,200
2,456
2,622
3,003
3,755
98
99
00
01
02

Turnover
(€million)


119
149
173
189
214
98
99
00
01
02

Profit before Taxation and Exceptional Items
(€million)


132.0
150.4
172.0
188.3
210.6
98
99
00
01
02

Cash (EBITDA**) Per Share
(cent)


57.4
68.0
79.2
87.9
101.8
98
99
00
01
02

Earnings per Share before Goodwill Amortisation
and Exceptional Items*
(cent)


51.8
45.5
70.6
75.8
56.1
98
99
00
01
02

Earnings per Share after Goodwill Amortisation
and Exceptional Items*
(cent)

Results in Brief

	2002 €m	2001 €m (Restated)*
Turnover	**3,754.8**	3,002.8
EBITDA**	**390.4**	330.9
Profit before taxation and exceptional items	**213.8**	189.4
Dividends	**21.4**	18.5
Retained profit for the year	**82.5**	114.6
Purchase of fixed assets	**95.5**	94.4
Earnings per share (cent)***	**101.8**	87.9
Total dividend per share (cent)	**11.50**	10.00
Cash (EBITDA**) per share (cent)	**210.6**	188.3

* *Restated for FRS 19 – deferred tax*

** *Before exceptional items*

*** *Earnings per share before goodwill amortisation and exceptional items*

Chairman's Statement

2002 has been another successful year for Kerry. The underlying strength of the Group's ingredients, flavours and consumer foods businesses was evidenced by a strong performance across all geographic markets. Like-for-like sales grew 6% reflecting a continued focus and response to changing market dynamics and consumer trends.

In Kerry's seventeenth year as a public company, total Group turnover grew by 25% to €3.8 billion. On a comparative basis, solid growth was achieved in turnover and margin across all business areas year-on-year. Operating profit before goodwill and exceptionals exceeded €300m for the first time. Adjusted earnings per share increased by 15.8% to 101.8 cent. Free cash flow also exceeded €200m for the first time while the Group continued to invest for future growth through a range of acquisitions in flavour, food ingredients and convenience foods growth markets. In addition businesses acquired in 2001, including the former Golden Vale businesses, were speedily and efficiently integrated.

In ingredients markets strong business development was achieved in particular in sweet ingredients, seasonings, culinary and nutrition sectors, enhancing the Group's position as the world's leading application specific ingredients company. The launch of the Mastertaste flavour division has successfully established a strong platform for growth in international food and beverage flavour markets. Sustained growth was also achieved in the Group's chosen consumer foods categories in the Irish and UK markets, again advancing Kerry's position as the leading supplier of added-value chilled foods in both markets.

Dividend

The Board has declared a final dividend of 7.85 cent per share, an increase of 16.3% on 2001. Together with the interim dividend of 3.65 cent per share, this raises the total dividend payment for the year to 11.5 cent per share, an increase of 15% on the 2001 dividend. The final dividend will be paid on 30 May 2003 to shareholders registered on the record date 2 May 2003.

In Kerry's seventeenth year as a public company, total Group turnover grew by 25% to €3.8 billion

Board Changes

In February 2001, it was announced that Michael Hanrahan would retire as Chairman of the Group in December 2001 and, having signalled to the Board my intention to retire as Managing Director at year-end 2001, I was asked by the Board to become non-executive Chairman for a period of time to oversee the successful transition to the new management team under Managing Director Designate Hugh Friel.

The new management team under Hugh Friel took office on 1 January 2002 and following the successful and smooth management transition I have signalled to the Board that later this year would be the appropriate time for my retirement from the Board of the Company. The Board has decided to appoint Denis Buckley, currently Vice Chairman, to succeed me as non-executive Chairman. Denis has been Vice Chairman of Kerry Group plc since March 1999, having been appointed as a non-executive Director of the company on its launch in 1986 and a Director of Kerry Co-operative Creameries Limited in 1975. His help and commitment have been invaluable over the years and I wish Denis well as Chairman of the Group.

I would like to thank James L. Brosnan and Michael Harty who retired form the Board in November 2002 for their individual contributions to the Kerry organisation. On behalf of the Board I am pleased to welcome Patrick A. Barrett, Patrick Minogue and Denis Wallis who were appointed to the Board as non-executive Directors on 29 January 2003.

Prospects

Looking to the year ahead, the Board views the prospects of the Group with confidence. The leadership and geographic base we have established in ingredients markets continues to provide good growth opportunities across Kerry's range of ingredients technologies and markets. Recent investments in broadening



Left to right
Denis Buckley *Vice Chairman*
Denis Brosnan *Chairman*

the Group's sweet ingredients, seasonings, culinary and nutritional offerings have positioned Kerry to the forefront in dynamic growth sectors. In consumer foods, the demand for food-to-go and convenience offerings continues to drive growth across Kerry Foods' categories. The Group's focus on international expansion in flavour markets through Mastertaste also provides good growth potential – as the new division builds on its strong heritage in natural flavours, herbal and botanical blends and functional flavours.

On a personal note, after some thirty years with the Kerry organisation – during which the business has grown from a small private company in Listowel, Co. Kerry through its evolution as a dairy co-operative to a truly global food ingredients, flavours and consumer foods enterprise and successful public company – I shall be sad to leave but I know the organisation has been entrusted to an outstanding Board and executive team.

Kerry has strong management capability throughout the organisation and I am confident that the Group will continue to develop and prosper. With some 18,000 people throughout Kerry's global operations, the Group has the core strengths and capabilities to continue to enhance its leadership positions in its chosen markets. It remains for me to thank my fellow Board members, management and all Group employees for their commitment, dedication and support over the years.

Denis Brosnan, Chairman
24 February 2003

Managing Director's Review

Kerry made excellent progress in 2002 achieving record sales, profitability and cash flow. The Group's strong performance again underlines the breadth of its geographic and technical base in ingredients markets and its reputation for innovative products and service to all major food manufacturing and foodservice companies. Equally, in chilled foods markets, Kerry's performance in 2002 further consolidates its position as the leading added value chilled food supplier to the UK and Irish markets, underpinned by above average industry growth in the Group's key branded categories. In addition the Group maintained momentum in providing a strong platform for future growth by successfully completing and integrating a range of acquisitions in flavour, culinary and nutritional growth sectors and in convenience lifestyle chilled food market segments.

Results

Group turnover increased by 25% to €3.8 billion. Like-for-like sales growth was 6% when account is taken of acquisitions, divestitures and foreign exchange fluctuations. This performance was broad based across all geographic markets and core business areas. Operating profit before goodwill and exceptionals increased by 17% to €305.4m, again reflecting solid business development in all Group operations and good progress through integration of 2001 acquisitions. As signalled at year-end 2001, due to the profile and phase of development of acquisitions completed during that year, the Group operating margin was 8.1% in 2002, compared to the prior year level of 8.7%. On a like-for-like basis the operating margin increased by 30 basis points.

Adjusted profit after tax increased by 22% to €189m. Adjusted earnings per share increased by 15.8% to 101.8 cent. Earnings per share after allowing for goodwill and exceptionals was 26% lower than 2001 at 56.1 cent.

The Group continued to invest in strategic acquisitions and in research and development. Expenditure on acquisitions during the year amounted to €273.4m and expenditure on research and development programmes amounted to €78.5m.

Operations Reviews

Ireland and Rest of Europe

Sales originating from Irish based operations increased by 56% to €1.4 billion reflecting a full year's contribution from the former Golden Vale businesses and underlying growth of 4% year-on-year. Operating profit increased by 39% to €62.6m.

European operations (excluding Ireland) increased sales by 9% to €1.3 billion, recording 6% like-for-like growth. Operating profits in the region increased by 11% to €109.6m.

In Europe Kerry Ingredients recorded a strong performance, despite lower economic growth in the main consumer markets. The Aromont and Voyager businesses acquired in 2001 performed well, broadening Kerry's offering particularly to the dynamic prepared meals sector. While the food coatings sector proved difficult in the first half of 2002, Kerry nevertheless achieved solid growth overall in the sector through its ability to support its customer base across the spectrum of trading conditions from its multi-site facilities across Europe. Kerry again made satisfactory progress in the snack sector, in line with market growth levels. The division's expanded ingredients range also contributed to further gains in the quick-serve-restaurant sector. Eastern European markets again exhibited good growth. Kerry commissioned a new factory in Budapest to enhance its ingredients manufacturing capability and service in the region.

Kerry's sweet and fruit ingredients business across Europe benefited from stronger consumer demand for convenient, indulgent products in the dairy, bakery, cereal, confectionery and snack sectors.



Hugh Friel *Managing Director*



Free cashflow exceeded €200m for the first time




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15 MINI VOL
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In the UK and Irish consumer food markets, continued buoyancy in snacking and convenience sectors provided good growth opportunities for Kerry Foods, consolidating its position as the leading supplier of added value chilled foods. The Richmond, Wall's and Denny brands continue to gain market share across sausage, rasher, sandwich fillings and premium sliced meats lines. In March, Kerry further broadened its position in the UK sausage sector with the addition of the Bowyers and Porkinson brands as part of the acquisition of the Northern Foods van sales operation. The acquisition makes 'Kerry Foods Direct to Store' the unrivalled leader in servicing the chilled cabinet requirements of customers in the independent and convenience retail sectors. Kerry Foods also recorded excellent progress through its prepared meals offerings, chilled and frozen, in Ireland through the Denny brand and through customer brands in the UK markets. The UK chilled ready meals market, valued at Stg£1.1 billion, grew by 14% in value terms year-on-year.

In Ireland integration of the former Golden Vale businesses proved very successful. The Bailieboro and Artigarvan dairy processing operations were sold and processing across the Listowel and Charleville sites was streamlined. Difficulties in international dairy markets impacted on margins in the Irish milk processing sector, with change in input pricing during the year lagging reduced output prices.

Kerry Foods achieved good growth through its cheese brands and Cheestrings successfully broadened its offering in the children's snacking sector. Cheese slices grew satisfactorily in the European quick-serve-restaurant sector.

Considerable resources were applied in advancing the Group's global flavour business development strategy in 2002. 'Mastertaste', the Group's new flavour division was launched in June, to spearhead development across the Group's European, American and Asia-Pacific flavour businesses. Building on its 2001 and 2002 acquisitions, Mastertaste has streamlined the constituent flavour businesses and focused technical development across sweet, savoury and cheese and dairy flavour capabilities for the food and beverage industries.

R & D investment in Mastertaste in 2002 was focused on the development of natural flavours for both savoury and sweet applications and to extension of the division's line of functional flavours. Mastertaste Italy (SGF), which has a strong heritage in botanical and herbal extracts – developed originally for the Italian beverage sector, made good progress through development of a wide range of natural extracts.

Further development in European markets in 2002 included the acquisition of;

(a) Ingredients Business

EBI Foods Ltd, based in Abingdon, Oxfordshire, UK, – a leading provider of food coatings and blended ingredients to food manufacturers supplying the foodservice sector across European, Middle Eastern and Far Eastern markets.

(b) Consumer Foods

Deli Products (Ireland) to further develop Kerry Foods' snack and convenience offering to the foodservice sector including sandwich bars and the hot and cold serve-over counter trade.

Northern Foods (Van Sales Service) extending Kerry Foods Direct to Store chilled foods distribution service to independent retail and convenience stores in the UK.

Freshways Limited, based in Dublin, – the leading manufacturer and distributor of pre-packed sandwiches to the Irish market. The acquired business supplies major retail groups, the fast growing travel sector and major foodservice outlets including healthcare and educational establishments.

Americas

Sales in American markets again grew satisfactorily by 18% to €945m reflecting the contribution from 2001/2002 acquisitions and like-for-like growth of 7% year-on-year. Operating profits increased by 14% to €120.5m.







Geographical Analysis of Turnover & Operating Profit (by origin) 2002


Turnover
(Total €3.8 billion)
Ireland 37%
Rest of Europe 34%
Americas 25%
Asia Pacific 4%


Operating Profit*
(Total €305.4 million)
Ireland 21%
Rest of Europe 36%
Americas 39%
Asia Pacific 4%

*Operating profit before goodwill amortisation and exceptional items

In the USA, development across Kerry's seasonings, foodservice, coatings, sweet ingredients, speciality ingredients and 'Nutriant' nutritional ingredients businesses was again in line with expectations. Seasonings saw increased new product activity in the second half of 2002, with good progress in both salty snack and meat seasonings markets. In the speciality ingredients sectors, Kerry again grew in line with overall industry demand through dairy, cheese and speciality lipid ingredients. Business development through 'wet systems' targeted at the fast growing ready-to-use sauce category proved successful with both foodservice product manufacturers and retail branded sectors. Margins in the food coatings sector were weaker due to higher wheat flour and energy costs. Cereal prices remained firm in the second half of 2002, but were part compensated by some price improvement in coatings markets. In the foodservice sector, Kerry's brands – in particular Golden Dipt, performed well through focused marketing programmes with key distributors and chains. Commencing with the acquisition of Shade Foods in 2000, Kerry has established a substantial, fast growing industry leading sweet ingredients business, serving the cereal, snack foods, ice-cream, bakery and nutritional sectors with customised confectionery products and speciality extrusion technology. Having successfully integrated the SPI Foods acquisition, acquired in 2001, the division continued to lead development in the dynamic breakfast cereal and nutrition bar markets. Building on the Group's mission to become a leading supplier of nutritional ingredients through products and technologies that provide specific health benefits; 'Nutriant', combining the Solnuts and Iowa Soy businesses, launched mid-year, has already made excellent progress through its specialist non-chemically processed soy concentrates and isolates, organic lines, nut replacements and vegetarian products.

Kerry Canada continued to grow satisfactorily through export oriented food manufacturers. In Mexico and Latin America good growth was achieved, particularly in snack and bakery categories.

Notwithstanding the economic crisis in Argentina and currency depreciation in Brazil, Kerry again advanced its business development in South America from its Brazilian based facilities. Apart from on-going development through meat seasonings, functional dairy ingredients and speciality lipids, Kerry's sweet ingredients business recorded strong growth through chocolate compound coatings, variegates and inclusions – Brazil being one of the leading consumers of sweet products in the global marketplace. The Siber and Nutrir businesses, acquired in 2001, were integrated and production of Nutrir products was transferred to the Tres Coracoes site.

In American markets, Mastertaste successfully integrated the Geneva and Hickory flavour businesses acquired in 2001. A new divisional headquarters was established in Rosemont, Chicago. Drawing on synergies throughout the flavour division, a functional flavours development unit was established in the USA. Focused on traditional snacks, prepared meals and dairy growth sectors including dairy based beverages, Mastertaste North America also made good progress through its cheese and dairy flavour unit and through synergies derived by combining Kerry's culturing technologies and Mastertaste flavours.

The Group's focus on the continued development of its ingredients and flavour businesses in American markets led to the following strategic acquisitions in 2002;

(a) Ingredients Businesses

Industrial Deshidratadora, S.A. de C.V. (IDSA), operating from manufacturing facilities in San Juan del Rio and Mexico City is the largest producer of convenience blends in Mexico. The acquisition of IDSA expands Kerry's capability to supply ingredients for application in instant beverages, ready-to-eat



cereals, cereal bars and mueslis. In addition IDSA has a well established retail branded franchise, including Benedik Coffee and Lautrec Coffee Creamer.

Ringger Foods, located in Gridley, Illinois extending Kerry's market leadership position in North American speciality extruded food ingredients for application in cereals, confectionery products and nutrition bars.

Roskam Cereal & Agglomerates, based in Grand Rapids, Michigan, adding to Kerry's manufacturing capacity in the fast growing sweet ingredients sector.

Stearns & Lehman Inc., a leading manufacturer of coffeehouse chain, foodservice and branded Italian-style flavoured syrups, beverage flavourings and toppings for the speciality coffee and beverage industries – adding to Kerry's product offering in the foodservice sector.

Building on the launch of 'Nutriant', the Group's U.S. based dedicated nutritional ingredients business, a modern manufacturing facility in Turtle Lake, Wisconsin was acquired to support the manufacture of organic soy isolates and soy concentrates for the nutrition bar and nutritional beverage markets.

Rector Foods, based in Brampton, Ontario, Canada, a leading producer of seasoning blends and marinades for the meat industry, processed food and foodservice sectors.

The Original International Food Ingredients (IFI), located in Irving, Texas, specialising in the development and manufacture of sauce seasonings, meat seasonings, marinades and soup seasonings for the foodservice sector.

(b) Flavour Businesses

St. Louis Flavors, based in Fenton, Missouri was acquired by Mastertaste to enhance the flavour division's technical base in sweet flavours and strengthen its service within the U.S. bakery, beverage and confectionery sectors.

Metarom, located in Granby, Quebec acquired prior to year-end, is the largest private flavour business in Canada. With strong technical capability in the sweet flavour sector, the business is focused on the beverage, dairy and confectionery industries – complementing Mastertaste's U.S. based sweet flavour development facilities.

Asia Pacific

Economic conditions in Kerry's Asia Pacific markets improved in 2002, and the Group recorded a 7% increase in turnover in the region to €143m, with like-for-like sales increased by 5%. Operating profit grew by 10% to €12.7m.

In South East Asia excellent progress was achieved through food coatings and meat seasonings, particularly in Malaysia and Thailand. To meet market growth requirements, prior to year-end, Kerry acquired a major seasonings and marinade manufacturing facility near Bangkok to service the requirements of the meat and seafood industries in the region.

In North Asia, Kerry's speciality ingredients business achieved solid growth in Taiwan, Japan and China, primarily through nutritional bases, cheese powders and speciality lipids. The Group's North Asia regional office in Hong Kong has assisted in building Kerry's customer relationships in this important marketplace.

In the Australian ingredients sector Kerry again made good progress in all sectors with strong advances in meat and poultry segments and the quick-serve-restaurant sector. Excellent growth was also achieved through snack seasonings and food coatings in New Zealand.

Kerry Pinnacle continued to benefit from the growth of in-store bakery chains and franchise shop chains in Australia.

Post Balance Sheet Events

Since year-end, the Group has completed the acquisition of SunPure, a leading manufacturer of natural citrus flavours and ingredients. Located at the centre of the North American citrus industry in Lakeland, Florida, SunPure is also a significant producer of apple essence and beverage flavours and bases. The business, acquired for a total consideration of US$68m, operates from state of the art manufacturing facilities servicing the requirements of a strong customer base in the USA and Japan – including leading flavour houses, branded beverage companies and private label beverage producers. The company has a strong growth record, capitalising on the growth of citrus flavour usage and beverage flavours. Flavoured beverage markets have exhibited strong growth in recent years, fuelled by consumer interest in natural, ethnic and healthier beverage options with more pronounced flavour levels.

In combining SunPure with the Group's existing flavour businesses and technologies, Mastertaste will focus on the significant growth opportunities in wider flavour and beverage growth markets across Europe, Latin America and Asia, as well as its established markets in the U.S. and Japan.

Finance

Operating cash flow (EBITDA) increased by 18% to €390.4m. Allowing for a working capital reduction of €46m, net cash expenditure on capital projects of €92m, interest payments of €50m, tax of €43.6m and dividends of €19m, free cash flow available to the Group was a record €232m.

The total consideration, including debt, arising from Group acquisitions in 2002 amounted to €273m. Net debt at year-end amounted to €763.8m compared to the prior year-end level of €818.9m. Debt to EBITDA stood at a comfortable 2.1 times. Interest charges increased slightly to €50.2m, with EBITDA to interest covered 7.8 times (2001: 6.9 times).

FRS 19 – 'Deferred Tax' and the transitional provisions of FRS 17 'Retirement Benefits' have been adopted in the Group's 2002 Financial Statements. The adoption of FRS 17 has had no effect on either the results for the current year or on results reported in prior periods. Disclosures under the FRS 17 mark to market calculations indicate a net pension deficit of €90m at year-end. The company is reviewing measures to address this deficit which represents less than 5% of current market capitalisation.

FRS 19 requires deferred tax to be accounted for on a full provision basis on all timing differences that have originated but not reversed by the balance sheet date, except as otherwise required by the standard. Accordingly, results for prior periods have been restated in line with the new standard. In summary, the current taxation charge in each of the periods under review was approximately 25% of normal trading profits. The FRS 19 restatement has had the effect of adding a further 6% charge against profits for the year but has no cash impact.

Clockwise from top left: Denis Cregan, Deputy Managing Director and C.E.O. Kerry Ingredients; Michael Griffin, C.E.O. Kerry Foods; Stan McCarthy, President and C.E.O. Kerry Ingredients Americas and Brian Mehigan, Finance Director.









As announced at year-end 2001, the Board approved an integration plan for businesses connected with 2001 acquisitions principally Golden Vale. The programme at a cost of €56.6m in 2002 is now nearing completion. The Group is confident that the benefits of this programme in terms of business development and efficiencies will be significant.

The basic weighted average number of ordinary shares in issue for the year was 185,363,778 (2001: 175,674,473). The total number of shares in issue at year-end was 185,613,945 (2001: 184,998,845).

Future Prospects

Kerry is well focused on fast growing sectors of the global food industry through its strong geographical base in ingredients and flavours markets. The Group has demonstrated its ability to service the requirements of global food companies through a network of locally based international development and manufacturing operations, achieving preferred supplier status to major multinational food companies.

In the Irish and UK consumer foods markets, Kerry will continue to enhance its position as the leading added-value chilled foods supplier.

The Group's strong pipeline of development and acquisition opportunities continues. With a strong balance sheet and record free cash generation, coupled with Kerry's successful track record of speedily integrating a range of acquisitions, the Group is well placed to capitalise on such opportunities.

Notwithstanding currency fluctuations, the trading outlook for the current year is good and the Group is confident of meeting market expectations.



Hugh Friel, Managing Director
24 February 2003

Trends in food, flavours and food ingredients markets are greatly influenced by changes in consumer demands and expectations – in particular by changes in consumer eating habits, lifestyle requirements, demand for convenience, variety and indulgence offerings – whilst awareness of health and food safety concerns are paramount. Such trends are increasingly determining consumer preference, which means that retail and foodservice markets are benefiting from greater interest in more appetising, varied, natural, convenient foods exhibiting ever-wider flavour profiles. In 2002, Kerry continued to build on the Group's consumer understanding by providing product offerings and technologies through its manufacturing and technical facilities located throughout sixteen countries – serving its broad customer base across some one hundred countries. Total Group sales increased by 25% to €3.8 billion while Group operating profit before goodwill and exceptionals increased by 17% to €305.4m.




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The Group's Irish and European operations performed strongly, with a good contribution from businesses acquired in 2001. Sales originating from Irish operations, augmented by a full year's contribution from the former Golden Vale businesses, increased by 56% to €1.4 billion, generating an operating profit of €62.6m. Rest of Europe operations increased sales by 9% to €1.3 billion and operating profits by 11% to €109.6m.


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	2002	2001	2000
Ireland			
Sales	€1,373.7m	€883.3m	€645.9m
Operating Profit	€62.6m	€45.1m	€37.3m
Rest of Europe			
Sales	€1,293.2m	€1,183.8m	€1,140.9m
Operating Profit	€109.6m	€98.5m	€91.9m

In European ingredients markets, Kerry again made excellent progress despite a slowdown in economic growth across Europe's major consumer markets. The Group's pan-European facilities and strong industry position enabled it to support its customer base across the spectrum of trading conditions. Continued growth in consumer demand for wider prepared meal solutions provided the greatest momentum in ingredients markets in the year under review. Kerry's ability to meet this requirement was assisted by the acquisitions of savoury sauces provider Voyager Foods, based in Sunderland, UK, and Aromont, based in Montcornet, France – a leading producer of authentic culinary ingredients for the European ready meals, meal solutions and foodservice industries. Both acquisitions were successfully integrated across the Kerry Ingredients Europe business structure.

In coatings markets, sectoral difficulties encountered in particular in the UK and French fish and poultry industries during the first half of the year were overcome in the second period, contributing to a good overall performance for the year. Technical development and sustained innovation in coatings again contributed to the award of 'Marketing Campaign of the Year' to Kerry for its 'United States of America Range' at the AIM and Food Processing Annual Awards 2002. The Group's position in European coatings markets was further advanced in late 2002 through the acquisition of EBI Foods Limited, based in Abingdon, Oxfordshire, UK, – a leading supplier of food coatings and blended ingredients to food manufacturers supplying the foodservice sector.

Excellent progress was achieved across Kerry's expanded range of foodservice products in particular in the quick-serve-restaurant sector across Europe. A new generation of Aromont stocks and bouillons led to good growth across industrial, foodservice and retail markets. In the snack seasonings sector Kerry again made further gains, in line with markets trends. Kerry's progress in Eastern European markets was most encouraging, with sustained market development in Poland, Hungary and Russia. The new manufacturing facility in Budapest was fully commissioned in 2002.

Conditions in international dairy markets proved difficult in 2002. This impacted on margins in the Irish milk processing sector where changes to input pricing lagged reduced output prices during the year. Nevertheless, Kerry made strong operational progress in the sector including the streamlining of the former Golden Vale processing facilities in Charleville with Kerry's existing Listowel facility and the sale of the Bailieboro and Artigarvan dairy processing operations. Good progress was achieved through further development of cheese and dairy flavouring applications in particular through functional seasonings and cheese snack systems. User-friendly cheese appetiser applications with enhanced eating texture and flavour were also developed. In the functional dairy sector advances continued in the nutritional bar market through wider formulations and range extensions to energy, sports and high-protein bar categories.

Increased momentum in product development arising from consumer trends in health and indulgence product areas provided important growth opportunities for fruit preparations and sweet ingredients in 2002. At industry level further internationalisation and consolidation in the European dairy industry impacted on development in chilled and frozen dairy markets. However improved efficiencies in Kerry's fruit preparations operations, together with several important process and technology improvements, led to continued progress. Demand for variety and growth in convenient fruit based snacks provided a good platform for development in the UK and European markets for conserves and fruit fillings for bakery and dessert applications in foodservice and retail markets. Kerry Ravifruit continued to expand its international sales of high quality purees and decoration fruits to artisan, restaurant and patisserie in-house bakery and foodservice






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Italian
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outlets. In the candied fruit sector, Kerry consolidated its market leadership in the supply of candied cherries, marron glacé and other candied fruit products to industrial foodservice, retail bakery, breakfast cereal and snack markets throughout Europe.

In the sweet ingredients sector, Kerry's particulates and inclusions technologies achieved good growth through the confectionery, cereal, snacks and dairy sectors. York Dragee also made good progress though its retail offerings of functional and health ranges of added-value confectionery products.

Global flavour markets continue to evolve rapidly in line with consumer taste preference. The Group's flavour business development strategy was considerably advanced in 2002 with the launch of 'Mastertaste' at the Institute of Food Technology (IFT) Expo in Los Angeles – bringing together under a common Mastertaste identity the Group's six recently acquired flavour businesses together with the existing Mastertaste (UK) and Australian flavour businesses. Headquartered in Rosemont, Illinois, USA, the new Mastertaste flavour division embraces key primary flavour technologies including; botanical/herbal extracts, savoury flavours, sweet flavours, cheese and dairy flavours and functional flavours. Significant progress has already been achieved through Mastertaste's strong international technical base – focused on the meat, meat-free, soups/sauces, prepared meals, bakery, dairy, beverage and confectionary industries. In Europe, Mastertaste's R&D investment in 2002 was focused on further development of natural flavours in both savoury and sweet categories. The growth of indulgence categories also increased demand for Mastertaste's brown sweet capability through its chocolate, caramel and toffee indulgence creations.

In Kerry's consumer foods businesses in Ireland and the UK, excellent progress was maintained in 2002, consolidating Kerry Foods' position as the leading added-value chilled foods supplier. Market share gains were again achieved through Kerry's leading brands and in Kerry Foods' selected customer branded segments, particularly in prepared meals, sausage, bacon, sandwich fillings and premium sliced meats categories.

In the UK sausage market, Kerry Foods' branded range again grew ahead of the market. Wall's, on the back of significant brand marketing support, achieved more frequent consumer purchase of the brand as well as an increase in the profile of the total Wall's portfolio. Wall's Micro-Sausages was launched in April 2002 with a new packaging format and a strong communication programme targeting its microwave positioning


Baguette


RICHMOND
12 FRESH SAUSAGES


Wall's
ESTD 1786
lean recipe


SMOKED
Turkey Rashers

and lifestyle demands of younger consumers. In the low-fat sector, Wall's Lean Pork & Apple was launched in October 2002, broadening the Wall's lean franchise by introducing flavour choice. Richmond also grew market share year-on-year through gains in the brand's consumer base and greater repeat purchases. The addition of the Bowyers and Porkinson brands, as part of the acquisition of the Northern Foods van sales operation concluded in March 2002, further extended Kerry's branded presence in the UK sausage market.

In the bacon sector, Wall's bacon achieved strong double digit growth in 2002. A major investment programme to expand production capacity at the Hyde (UK) facility, to accommodate the continued growth of the Wall's and Richmond brands and the transfer of production of the Bowyers and Porkinson brands to the site, was completed.

The sandwich fillers category in the UK market grew by 8% in value terms compared to 2001. Premium sliced meats grew by 11.4% and Mattessons penetration again grew year-on-year. Mattessons Smoked Pork Sausage again achieved strong growth in response to regional marketing campaigns which increased market penetration and frequency of purchase.

Kerry Foods enjoyed another highly successful year of development in prepared meals in both the UK and Irish markets. Chilled ready meals remains one of the highest growth segments within the chilled cabinet, recording growth of 14% in value terms in the UK market. In 2002, Kerry successfully extended its chilled ready meals offering beyond oriental into premium, healthy and Indian categories, outgrowing total market growth rates in this dynamic sector.

In the customer branded frozen meals category in both the UK and Ireland, Kerry consolidated its position as the leading supplier through the Rye Valley Foods business in Carrickmacross, Co. Monaghan. In 2002, the Group initiated a €12m investment programme at the Carrickmacross facility to expand the site's capability to supply all product categories within frozen ready meals. Further progress, focused on retail and foodservice opportunities, was also achieved in the development of frozen microwaveable hand-held snacks at the Enniskillen, Northern Ireland facility.

As consumers continue to pursue convenience in speciality poultry markets, Kerry Foods' speciality poultry business performed well, particularly through added-value joints and portions. In the UK market, Kerry is regarded as the leading innovator in white meat growth categories. Continued innovation by Kerry Foods' Development Chefs led to the award of 'British Turkey Product Award 2002' to Kerry for a luxury value-added turkey joint. Record volumes were again achieved across all the division's poultry businesses in the year-end Christmas trading period.

Kerry Foods Direct To Store continued to develop its market leadership position in the UK convenience sector in 2002. Formerly known as Kerry Foods Direct Sales, the business was re-named to more accurately reflect its business focus and route to market. With the addition and subsequent integration of the former Northern Foods van sales operation acquired in March, the combined Kerry Foods Direct To Store business is the unrivalled leader in providing a six-day a week distribution service to meet the chilled cabinet needs of customers in the independent and convenience retail sectors. A number of brand changes were introduced during 2002; Millers was replaced by the 'Pork Farms' brand (the leading pastry brand in the UK market) in the savoury products sector and in the fast growing sandwich sector by Wall's and Mattessons, giving consumers locally branded security. Kerry Wholesale Service also had a strong performance in its first full year of trading – offering retailers six-day a week delivery on a wide range of third party products.

Saint Brendan's, which is focused on the branded cream liqueur market, primarily in the USA and Scandinavia, and on the supply of private/exclusive label brands of cream liqueur and ready-to-drink cocktails to the UK market, again recorded good growth.

In Ireland, Kerry Foods again made excellent progress in 2002 achieving solid growth across all key branded segments. Denny continues to hold a commanding position in the sausage sector. Progress was achieved in all market segments and through further value creation in the area of premium offerings through Denny Butchers' Style Sausages launched in 2001. Denny Instants also continues to grow, representing a strategically important area of development of contemporary product offerings under the Denny brand.

Denny also retained its brand leadership in the rasher category which continues to enjoy double-digit growth, driven by increased consumption and broader usage.

Encouraging development continues in the cooked meats sector in Ireland, particularly in the area of premium and speciality offerings. Denny is outright market leader in the total


Dawn
KERRY Spring
Premium
fresh ways
DENNY
Deli Select

cooked meats category, with the Ballyfree brand experiencing strong share gains in the white meat sector.

Kerry Foods has again delivered good growth in the chilled ready meals market in Ireland which continues to grow strongly in value and volume terms. Capitalising on the brand's strengths, Denny extended its brand position into the 'traditional meals' sector in 2002 with the launch of the Denny Traditional Ready Meals range including Chicken Casserole, Irish Stew and Beef Casserole. Further progress was also achieved through the development of foil-tray Baked Lasagne and the relaunch of the Denny Italian ready meals range.

Kerry consolidated its position in the Irish spreads sector in 2002. Investment continued in the market leading brand Low Low with a successful television advertising campaign and a high impact 'Shaping up for Summer' outdoor media campaign. Kerrymaid and Move over Butter continued to perform well in their specific market segments. Advertising of Golden Olive was re-introduced with the 'distinctly Mediterranean' styled campaign. In Northern Ireland, the leading brand Golden Cow strengthened its position, assisted by successful marketing and sponsorship campaigns. Kerry Foods also maintained its position as the leading supplier of high quality customer branded spreads to major UK retailers in 2002.

In cheese and snacks consumer categories Kerry Foods had an excellent year, positioning the business and its brands for further growth and development. Charleville cheese recorded strong growth in volume and market share, assisted by its first TV advertising campaign since its launch in 1999. In April 2002, Charleville Grated cheese was launched, enabling the brand to compete in all major areas of the natural cheese category. In Northern Ireland, Coleraine consolidated its market leadership position with further brand investment through the launch of the new 'Good Honest' cheddar campaign, the launch of the Coleraine Grated range and new 'easy open' resealable parchment packs. EasiSingles also had a strong year, strengthening its position as the biggest brand in the processed cheese market. In 2002, EasiSingles entered the cheese snacks category with the launch of its 'Snack in a Pack' range, a combined offering through Kerry's cheese and sliced meats packing expertise.

Continued investment in Cheestrings again achieved good growth. Cheestrings 'Attack a Snak' was also launched in the UK and Irish market in the last quarter of 2002. Listed in retail outlets across both markets and supported by TV advertising, this novel high value cheese snacking product, produced through a combination of Cheestrings and Shillelagh meat packaging capabilities, provides an excellent platform for future development growth in the sector.

In 2002, Kerry's cheese slices business continued to grow within the European foodservice and quick-serve-restaurant sectors through development of new products for wider menu offerings.

Dawn brand juices also grew satisfactorily in the premium sector of the chilled juice market. Dawn Cranberry Juice was added to the range in 2002. The launch of Dawn Angel Smoothies towards the end of the year was also favourably received at consumer and trade level.

In Ireland's mineral water market Kerry Spring Active was successfully launched in 2002 and Kerry Spring maintained its brand leadership in flavoured water.

Kerry Foods also considerably advanced its offering in the food-to-go sector of the Irish market in 2002 through the acquisition of; Deli Products – expanding the division's snack and convenience offerings to the foodservice sector, and Freshway's, based in Dublin – the leading manufacturer and distributor of pre-packed sandwiches, breakfast baps, bagels and wraps to the foodservice, travel and retail sectors.


Saint
Brendan's


Coleraine

Business Review: Americas

Kerry's core food ingredients and flavour businesses in American markets performed well in 2002. Encouraging new product development and completion of a series of strategic acquisitions in seasonings, flavours, sweet ingredients, nutritional and foodservice markets have further strengthened the Group's position in key market growth sectors.

Sales across American markets grew by 18% to €945m and operating profits increased by [illegible] to €120.5m.

In [illegible] America, the Strategic Business Unit structure introduced in late 2001, based on markets served and ingredients technologies, contributed to Kerry's good performance in [illegible] through more focused development of each technology area and expanded [illegible] levels. Subsequent to the high level of industry consolidation in prior years, in [illegible] had successfully progressed integration of acquired businesses again engaged in significant new product developments.



	2002	2001	2000
Sales	€944.8m	€801.7m	€703.9m
Operating Profit	€120.5m	€105.3m	€92.4m



The seasonings division relocated to a new headquarters and technical centre in Waukesha, Wisconsin. Complete traceability of ingredients and 'identity preserved' processing capability was enhanced through completion of the investment programme at the Sturtevant, Wisconsin facility. Creative Seasonings & Spices and Alferi Laboratories, acquired in 2001, performed in line with expectations, with good progress in prepared foods and foodservice customer segments. Complementing Kerry's targeted development in such sectors, in late 2002, The Original International Food Ingredients (IFI) located in Irving, Texas and Rector Foods based in Brampton, Ontario, Canada, were also acquired. IFI specialises in the development and manufacture of sauce seasonings, meat seasonings, marinades and soup seasonings for foodservice applications. Rector Foods is a leading producer of seasonings and marinades for the meat industry, food processor and foodservice sectors in Canada.

Higher wheat flour and energy costs led to weaker margins in the food coatings sector. While cereal prices held firm in the second half of the year, the higher costs were part compensated by price improvement in coatings markets. Production at Kerry's greenfield coatings manufacturing facility in Georgia commenced mid-year. Development of new technology to increase the level of differentiation in coatings markets continued. Commercialisation of Flavourcore™, Kerry's unique sauce-filling technology, proved successful.

Since 2000, the Group has focused considerable emphasis and resources on establishment of an industry leading sweet ingredients business, serving the breakfast cereal, premium ice-cream, snack foods, bakery and nutritional sectors with application specific confectionery products and speciality extrusion technology. Building on the acquisition of Shade Foods in 2000, the successful integration of the SPI business acquired in 2001 significantly enhanced Kerry's development in the fast growing ready-to-eat cereal and nutrition bar markets. In 2002, the acquisition of Ringger Foods, based in Gridley, Illinois, further extended Kerry's market positioning in speciality extruded ingredients for application in cereals, confectionery and nutrition bar markets. The acquisition of the Roskam Cereal & Agglomerates business based in Grand Rapids, Michigan also broadened Kerry's capability in serving U.S. cereal and snack markets. Additionally, a new cereal agglomerates line was commissioned at the division's New Century, Kansas facility, providing state-of-the-art particulates manufacturing capability.



Building on the Group's strategy to become a leading supplier of nutritional ingredients through development of technologies and products which provide specific benefits; Kerry Ingredients North America launched the Group's new nutritional products division 'Nutriant' at the Institute of Food Technology Expo (IFT) in 2002. Nutriant, combining the Solnuts and Iowa Soy businesses, specialises in the production of non-chemically processed soy concentrates and isolates, textured soy proteins, soy isofibers, high-protein soy powders, soy nuts, organic ingredients, nut replacements and vegetarian products. In August, Nutriant purchased a modern manufacturing facility in Turtle Lake, Wisconsin to support the division's manufacturing capability in the area of certified organic soy isolates and soy concentrates for application in organic infant formula products, nutrition bars, tortilla shells and nutrition shakes.

In speciality ingredients, Kerry consolidated its leadership position in spray-dried dairy and cheese systems and in speciality lipid ingredients. Business development through 'wet systems' proved successful in the fast growing ready-to-use sauce category through provision of bulk sauces which facilitate food product assembly, particularly in prepared meals and through packaged sauces for dinner kits.

In the foodservice sector, Kerry's brands – especially Golden Dipt performed well through focused marketing programmes with key distributors and foodservice chains. The acquisition of Stearns & Lehman, which was concluded in early 2002, brought Kerry into the dynamic coffee and foodservice beverage market. Operating from manufacturing plants in Mansfield, Ohio; Kent, Washington and Richmond (B.C.) Canada; Stearns & Lehman is


Lowe alpine
KERRY
Spring
active





one of the largest manufacturers of flavouring syrups and a leading private label manufacturer of Italian-style syrups, granita syrups, beverage flavourings and toppings for the beverage and speciality coffee industry in the U.S., Canadian, European and Asia-Pacific markets.

Kerry Canada continued to achieve good progress in speciality ingredients and seasonings markets. The Group's investment in Mexico and Latin American markets continues to achieve excellent results, in particular in snack, convenience and bakery categories. Sales/marketing initiatives through the Group's representative offices in the Andean region and Central American markets are also achieving encouraging progress. In April 2002, Kerry acquired Industrial Deshidratadora, S.A. de C.V. (IDSA) in Mexico, which significantly expands the Group's ingredients offering to convenience segments of the food manufacturing, foodservice and retail sector. IDSA's product range includes spray-dried fruit preparations for instant beverages, dairy applications, breakfast cereals, nutrition bars and mueslis. Operating from two manufacturing facilities in San Juan del Rio and Mexico City, IDSA is the largest producer of convenience blends in Mexico and a leading supplier of tomato powders. It also has a well established retail branded franchise which includes Benedik Coffee and Lautrec Coffee creamer.

In 2002, Kerry also progressed its business development in South American markets from its Brazilian based facilities. Notwithstanding the economic crisis in Argentina and currency depreciation in Brazil, Kerry continued to grow its business with multinational and regional customers as they progressively sought to reduce their level of dependence on imported ingredients. Brazil's expanding added-value meat processing sector again provided solid growth opportunities for Kerry's seasonings range. Good progress was also achieved through functional dairy ingredients, cheese and dairy flavourings, and through speciality lipids – particularly in the bakery sector. The Siber and Nutrir businesses, acquired in 2001, were fully integrated and production of the Nutrir product range, including consumer-pack powdered dairy based beverages, transferred to the Tres Coracoes site. The addition of Siber strengthened Kerry's position as a leading supplier of sweet ingredients into the premium ice-cream sector and artisanal confectionery market in Brazil.

In American markets, the Group's Mastertaste flavour division out-performed sectoral market growth rates. The Geneva and Hickory flavour businesses, acquired in late 2001, were successfully integrated and a Mastertaste divisional headquarters was established in Rosemont, Chicago. Drawing on Hickory's smoke flavour development capability, a functional flavours unit was established to capitalise on the functional attributes of smoke in development of a range of functional flavours. This resulted in the successful launch in the USA of the 'complete generation' range of flavours for surface application to quick-cook foods. Cooked flavour technologies also facilitated good growth in flavour systems for meat-free vegetarian foods. Through synergies across Mastertaste's flavour businesses, including formulation and application skills in the area of 'well being' botanical extracts, encouraging progress was achieved in the U.S. beverage sector. Mastertaste North America also made good progress through its cheese and dairy flavour unit by combining Kerry's culturing technologies and Mastertaste flavours – particularly in the area of traditional snack, prepared meals and dairy based beverages. Mastertaste further expanded its technical base and flavours offering in American markets in 2002 through the acquisition of St. Louis Flavors in Missouri, USA and Metarom in Quebec, Canada. St. Louis Flavors has a strong base in sweet flavour technology focused on the U.S. bakery, beverage and confectionery markets, while Metarom has established a similar technology and market base in Canada. Since year-end 2002, the Group has also completed the acquisition of Florida based SunPure, a leading manufacturer of natural citrus flavours, apple essence, beverage flavours and bases.







Business Review Asia Pacific

Kerry made good progress across Asia Pacific markets in 2002. While economic conditions in Australia and New Zealand remained unchanged, markets in Asia showed encouraging development – particularly in the second half of 2002. The Group's turnover in the region increased by 7% to €143m, while operating profits increased by 10% to €12.7m.

In Australia and New Zealand Kerry made good progress through seasonings, marinades and coatings in the meat, snack foods and poultry sectors, with a strong performance through increased promotional activity in quick-serve-restaurants. The Group's customer base in the region was significantly expanded with the assistance of Kerry's global technical resources and capabilities – channelled through the newly commissioned technical centre in Sydney. Continued sales growth in New Zealand reflected strong base business growth in snack seasonings and coatings.

In the Australian bakery sector, Pinnacle again achieved a strong performance through its targeted supermarket customer base – assisted by Kerry's marketing and category management expertise in providing an unrivalled complete solutions service to leading retailers.

In Asia, Kerry made good progress in furthering its business development in the region, with encouraging business growth particularly in the second half of the year. Demand for Kerry's range of speciality ingredients technologies continues to grow – in particular through cheese powders, lipid powders and nutritional bases for application in beverage, cereal, snack, bakery, infant formula and nutritional drinks markets. Kerry's manufacturing and technical facilities in Malaysia have greatly assisted sales growth in Taiwan, Thailand, Singapore and in the domestic market in Malaysia. In China development through cheese powder applications in the biscuit and cracker sectors is showing promising growth potential.

In South East Asia strong growth was achieved through Kerry's coatings and meat seasonings technologies, primarily in Thailand and Malaysia. Demand for convenient, added-value poultry and seafood products to meet local and export market requirements has provided strong development opportunities for Kerry's range of savoury technologies. Prior to year-end, a seasonings and marinade manufacturing facility, located near Bangkok, was acquired to assist the Group's further development in this major growth industry.

	2002	2001	2000
Sales	€143.2m	€134.0m	€131.2m
Operating Profit	€12.7m	€11.5m	€12.1m







Results

Turnover growth of 25.0% combined with an increase in operating profit from €260.4m to €305.4m resulted in a 15.8% increase in earnings per share before goodwill amortisation and exceptional items. This very satisfactory rate of earnings per share growth in 2002, when added to previous years performance, gives a compound annual growth rate in earnings per share of 16.9% over the last five years and 17.6% since going public in 1986.

Free cash flow

An important measure of Group performance is the amount of cash generated by operations and in the year under review operating cash flow (EBITDA) of €390.4m was generated by the Group. Free cash flow of €231.6m remained after a reduction in working capital of €46.1m, cash expenditure on capital works of €92.2m, interest of €49.8m, tax of €43.6m and dividends of €19.3m. Over the last five years free cash flow has amounted to €666.2m which has been used to fund the expansion of the Group and repay borrowings.

	1998 €m	1999 €m	2000 €m	2001 €m	2002 €m
EBITDA*	225.6	258.7	296.2	330.9	390.4
Reduction / (increase) in working capital	41.5	3.6	12.8	(34.0)	46.1
Capital expenditure (net)	(65.1)	(79.4)	(95.7)	(89.0)	(92.2)
Interest	(44.7)	(39.5)	(47.6)	(45.7)	(49.8)
Taxation	(26.6)	(28.1)	(42.1)	(44.3)	(43.6)
Dividends	(10.1)	(12.0)	(14.2)	(16.6)	(19.3)
Free cash flow	**120.6**	**103.3**	**109.4**	**101.3**	**231.6**

*Before exceptional items

Treasury management

The Group has a clearly defined Financial Risk Management Programme which is approved by the Board of Directors and is subject to regular monitoring by the Finance Committee, Internal and External Audit. The Group operates a centralised treasury function which manages the financial risks of the Group. The Group does not engage in speculative trading.

The principal objectives of the Group's Financial Risk Management Programme are:

- to manage the Group's exposure to foreign exchange rate fluctuations;
- to manage the Group's exposure to interest rate fluctuations; and
- to ensure that the Group has sufficient credit facilities.

These financial exposures are managed through operational means and by using approved financial instruments.

Group policy requires that credit exposures may only be taken with banks or financial institutions that have been approved by Group Treasury. The Group controls its dealing activity by providing dealing mandates to, and operating standard settlement instructions with, its banking counterparts. The Finance Committee approves the financial instruments that may be used.

Foreign currency management

The principal foreign currency exposures arise on Sterling and US Dollar purchases and receivables. Exposures arising in a currency are netted in the first instance, material balances remaining after netting are hedged using foreign exchange spot and forward contracts. The Group minimises the effect of balance sheet translation exposure primarily through matching net foreign currency investments with foreign currency borrowings. Translation exposure is not hedged.

Interest rate management

The Group finances its operations through a combination of share capital, retained profits, bank borrowings and debt raised from institutional investors. The Group's exposure to interest rate fluctuation is managed by optimising the mix of fixed and floating rate borrowings. 25% of Group net debt was at fixed interest rates on 31 December 2002.



8
7
6
5
4
3
2
1
EBITDA / Net Interest
97
98
99
00
01
02



2.5
2.0
1.5
1.0
0.5
Net Debt / EBITDA
97
98
99
00
01
02

Funding and liquidity management

Group liquidity is managed through ensuring a diversity of funding sources, having an appropriate spread of debt maturities, maintaining Group target financial ratios and maintaining effective relationships with funding providers. The Group is considered a prime borrower by, and maintains a strong relationship with, its providers of finance. The Group has performed strongly against the key funding ratios of EBITDA to net interest, and net debt to EBITDA over the last 5 years as illustrated by the above graphs.

Further information on borrowings and financial instruments is contained in note 28 to the financial statements.

Financial History

Kerry Group Profit and Loss Account

10 Year History*

	1993 €'000	1994 €'000	1995 €'000	1996 €'000	1997 €'000	1998 €'000	1999 €'000	2000 €'000	2001 €'000	2002 €'000
Turnover	1,117,338	1,120,794	1,522,534	1,565,908	1,706,692	2,200,001	2,456,352	2,621,913	3,002,781	3,754,808
Operating profit										
Before goodwill amortisation and exceptional items	63,736	70,533	108,866	115,031	133,184	173,379	203,614	233,747	260,445	305,410
Goodwill amortisation	–	–	–	–	–	9,573	12,103	15,364	23,367	41,401
Operating profit before exceptional items	63,736	70,533	108,866	115,031	133,184	163,806	191,511	218,383	237,078	264,009
(Loss) / profit on sale of assets	(13)	456	(2,140)	–	–	112	–	–	–	–
Interest payable and similar charges	13,956	14,701	37,744	35,395	33,437	44,744	42,309	45,680	47,644	50,238
Profit before taxation and exceptional items	49,767	56,288	68,982	79,636	99,747	119,174	149,202	172,703	189,434	213,771
Taxation	9,086	10,906	10,340	15,983	22,992	30,740	44,298	51,641	58,330	66,465
Profit after taxation and before exceptional items	40,681	45,382	58,642	63,653	76,755	88,434	104,904	121,062	131,104	147,306
Exceptional items (net of tax)	–	–	–	–	–	–	(26,663)	450	2,030	(43,403)
Minority interest	235	–	–	–	–	–	–	–	–	–
Profit attributable to Kerry Group plc	40,446	45,382	58,642	63,653	76,755	88,434	78,241	121,512	133,134	103,903
Dividend	5,151	5,851	6,928	7,959	9,153	11,620	13,539	15,603	18,491	21,377
Retained profit for the year	35,295	39,531	51,714	55,694	67,602	76,814	64,702	105,909	114,643	82,526
Earnings per ordinary share before goodwill amortisation and exceptional items (cent)	25.9	28.9	35.8	38.7	46.7	57.4	68.0	79.2	87.9	101.8

* All years have been restated for FRS 19 – deferred tax

Directors and Other Information

Directors

Denis Brosnan, *Chairman*
Denis Buckley, *Vice Chairman*
Hugh Friel, *Managing Director**
Denis Cregan, *Deputy Managing Director**
Michael Griffin*
Brian Mehigan*
Stan McCarthy*
Patrick A. Barrett
James V. Brosnan
Walter Costelloe
Michael Dowling
Richard Fitzgerald
Cathal Foley
Michael Gabbett
Philip Healy
Kevin Kelly
Thomas McEnery
Eugene McSweeney
Patrick Minogue
Patrick O'Connell
Denis Wallis

all of Prince's Street, Tralee, Co. Kerry, Ireland

**Executive*

Secretary and registered office

Brian Durran
Prince's Street
Tralee
Co. Kerry
Ireland

Registrar and share transfer office

Registrar's Department
Kerry Group plc
Prince's Street
Tralee
Co. Kerry
Ireland

Report of the Directors

The Directors submit their Annual Report together with the audited financial statements for the year ended 31 December 2002.

Principal activities

Kerry Group is a major international food corporation. The Group is a leader in global food ingredients markets, a leading flavour supplier to the food and beverage industries and a leading consumer foods processor and supplier in selected EU markets.

Listed on the Irish and London Stock Exchanges, Kerry has 130 manufacturing facilities across five continents and provides over 10,000 food and ingredient products via its network of international sales and technical centres to a wide customer base in over 100 countries.

Through a commitment to excellence, technological creativity, total quality, superior customer service and the wholehearted commitment of all employees, Kerry aims to continue to enhance its leadership position as a global food ingredients and flavours supplier and to further develop its consumer foods business in Ireland and the United Kingdom.

Results and dividends

The Directors are pleased to report profit before taxation and exceptional items of €213.8m (an increase of 12.8% over 2001). Earnings per share before goodwill amortisation and exceptional items increased 15.8% over 2001 (restated) to 101.8 cent. Turnover in the period amounted to €3.8 billion (an increase of 25% over 2001). Further details of the results for the year are set out in the consolidated profit and loss account on page 50 and in the related notes forming part of the financial statements.

On 24 February 2003, the Directors recommended a final dividend totaling €14.6m in respect of the year ended 31 December 2002 (see note 8 to the financial statements). The dividend is in addition to the interim dividend paid to shareholders on 29 November 2002 which amounted to €6.8m.

The final dividend will be paid on 30 May 2003 to shareholders registered on the record date 2 May 2003. This dividend per share is an increase of 16.3% over the final dividend paid on 31 May 2002.

Acquisitions and disposals

Acquisitions

The Group completed a number of acquisitions during the year. The businesses acquired are described in the Managing Director's Review and in note 25 to the financial statements.

Disposals

The Group disposed of a number of businesses in Ireland and the UK during the year. These included the Bailieboro and Artigarvan milk processing businesses, which were acquired in 2001 as part of the Golden Vale Group, and the fried products business based in Poole, UK.

Events since the year end

In February 2003 the Group completed the acquisition of SunPure, a leading manufacturer of natural citrus flavours, beverage flavours and ingredients based in Florida.

There have been no other significant events, outside the ordinary course of business, affecting the Group since the year end.

Research and development

Research and development programmes to develop existing and new technologies are critical to the success of the Group. To facilitate this, as well as the spread of its core technologies throughout the world, Kerry has established technical "Centres of Excellence" in each of its major markets. In these centres food technologists, assisted by culinary and sensory resources, develop new and innovative food products which meet customer and consumer needs in the fast changing food marketplace.

Expenditure on research and development amounted to €78.5m in 2002 (2001: €58.7m).

Employees

Kerry Group's success has been built around the commitment, skills and creativity of the Group's employees. Retaining and developing their enthusiasm and determination to succeed is central to the Group's strategy to grow in the years ahead.

The diverse international structures within the Group require a dedication to communication and the exchange of ideas to facilitate creativity and effective knowledge management.

The Group will continue to ensure excellence in management practice through the ongoing development of business aligned human resource systems and initiatives. The Group provides structured training and development programmes for employees through which they can enhance the skills, knowledge and capability necessary for further growth within the organisation.

The Group is committed to the principle of equality and complies with all relevant equality and anti-discrimination legislation.

The average employment of the Group worldwide in 2002 was 18,617 (2001: 15,003).

Health and safety

Ensuring that all employees work in a safe and secure environment is of paramount importance to the Group and is encouraged through the adherence to Group-wide and local regulations that are monitored through a consistent and proven audit process. Kerry Group complies with all health and safety legislation in the countries in which it operates.

The environment and the community

The Group is committed to its social and legal responsibilities with regard to the communities within which it operates and to the environment at large. This commitment is borne by its continued investment in facilities, systems and processes that measure and manage waste emission, energy consumption, and materials and packaging conservation. Kerry, through the adoption of best practice procurement policies, also recognises the requirement to source sustainable raw materials as it continuously seeks to enhance its role as a leading international food company and supplier of quality products to its valued customers. Through continuing to develop employees' knowledge regarding environmental responsibilities and best practice, the Group is fully committed to environmental protection as a fundamental part of all business activities.

Future developments

Kerry is well positioned to continue to successfully grow and develop its global food ingredients business and to build a leading international flavour business. The Group will also continue to enhance its position as the leading added value chilled foods provider to the UK and Irish markets.

Potential acquisitions, both significant and bolt-on, will continue to be reviewed and considered in the context of this development.

Board of Directors

The Board consists of five executive and sixteen non-executive Directors. The current Directors are as listed on page 37.

Chairman

Dr. Denis Brosnan (58) was appointed Chairman of the Company with effect from 1 January 2002. He was Managing Director of Kerry Group plc since its formation. He is Chairman of Horse Racing Ireland, Chairman of Friends First Holdings Limited and is a director of a number of other public and private companies in the UK and Ireland.

Executive Directors

Mr. Hugh Friel (58) was appointed Managing Director of the Company with effect from 1 January 2002. He was formerly Deputy Managing Director and has been with the Group since its formation.

Mr. Denis Cregan (56) is Deputy Managing Director of the Company and has been with the Group since its formation. He is Chief Executive Officer (CEO) of the Group's Ingredients Division. He is also Chairman of Kerry Airport plc.

Mr. Stan McCarthy (45) is an executive Director and is President and CEO of Kerry Ingredients Americas.

Mr. Michael Griffin (55) is an executive Director and is CEO of the Group's Consumer Foods Division, Kerry Foods.

Mr. Brian Mehigan (41) was appointed to the Board as Finance Director on 25 February 2002. He has worked as Group Controller of Kerry Group plc since 1989. He is a fellow of the Institute of Chartered Accountants in Ireland and a graduate of National University of Ireland, Cork.

Non-executive Directors

Mr. Denis Buckley (57), Vice Chairman, is a director of IAWS Group plc and Kerry Co-operative Creameries Limited.

Mr. James V. Brosnan (61) is a director and Council Member of Irish Co-operative Organisation Society Limited and is a director of Kerry Co-operative Creameries Limited.

Mr. Michael Dowling (58) is a director of Irish Distillers Group, An Bord Bia and a number of other private companies. He is a former Secretary General of the Department of Agriculture, Food and Rural Development in Ireland and is a visiting professor in the Faculty of Food Science and Technology at National University of Ireland, Cork. He is a member of the European Commission conciliation body and head of Agri Strategy in Allied Irish Banks plc.

Mr. Kevin Kelly (61) was formerly Managing Director of Allied Irish Banks plc, prior to which he had a long and distinguished career as a Chartered Accountant. He is a director of AIB Group (UK) plc and a number of other private companies.

Mr. Philip Healy (69) is a director of Irish Co-operative Organisation Society Limited.

Mr. Patrick O'Connell (69) is a director of the National Dairy Council.

The other non-executive Directors (with the exception of Mr. Richard Fitzgerald who has no other directorships) are directors of Kerry Co-operative Creameries Limited.

Board changes

Dr. Denis Brosnan has signalled his intention to retire as Chairman later this year and the Board has decided to appoint Mr. Denis Buckley, currently Vice Chairman, as Chairman Designate to succeed Dr. Brosnan.

Mr. James L. Brosnan and Mr. Michael Harty retired from the Board on 1 November 2002.

The Articles of Association of Kerry Group plc stipulate that any Director of the company who, being a director of Kerry Co-operative Creameries Limited (KCC), resigns from the Board of KCC shall cease to be a Director of Kerry Group plc.

Due to Board electoral procedures in KCC, it was necessary for Mr. Denis Buckley, Mr. James V. Brosnan, Mr. Walter Costelloe, Mr. Cathal Foley, Mr. Michael Gabbett, Mr. Thomas McEnery and Mr. Eugene McSweeney to resign from the Board of Kerry Group plc and following their re-election as directors of KCC were co-opted to the Board of the Company on 29 January 2003.

Mr. Patrick A. Barrett (59), Mr. Patrick Minogue (44) and Mr. Denis Wallis (53), all of whom are directors of KCC, were also co-opted to the Board of the Company on the same date.

Election of Directors

Under Article 102 of the Articles of Association of the Company, Mr. Patrick A. Barrett, Mr. James V. Brosnan, Mr. Denis Buckley, Mr. Walter Costelloe, Mr. Cathal Foley, Mr. Michael Gabbett, Mr. Patrick Minogue, Mr. Thomas McEnery, Mr. Eugene McSweeney and Mr. Denis Wallis, who were appointed to the Board on 29 January 2003, will retire at the Annual General Meeting (AGM) to be held on 27 May 2003 and are seeking re-election at that meeting.

In addition, Mr. Denis Cregan, Mr. Michael Griffin and Mr. Michael Dowling retire by rotation and are seeking re-election.

Directors' and Company Secretary's interests

The interests of the Directors and Company Secretary of the Company and their spouses and minor children in the share capital of the Company, all of which were beneficial, were as follows:

	Number of A Ordinary Shares	
	31 December 2002	*31 December 2001*
Directors		
Patrick A. Barrett	20,992	18,906
Denis Brosnan	360,000	668,000
James V. Brosnan	28,317	25,069
Denis Buckley	146,636	140,314
Walter Costelloe	13,030	9,627
Denis Cregan	262,500	262,500
Michael Dowling	2,200	2,200
Richard Fitzgerald	22,690	20,906
Cathal Foley	23,604	19,789
Hugh Friel	325,000	325,000
Michael Gabbett	13,479	11,805
Michael Griffin	106,700	106,700
Philip Healy	72,224	64,026
Kevin Kelly	9,000	9,000
Stan McCarthy	36,279	36,279
Thomas McEnery	2,119	1,250
Eugene McSweeney	28,017	26,031
Brian Mehigan	30,000	30,000
Patrick Minogue	137	1,137
Patrick O'Connell	104,795	99,752
Denis Wallis	4,864	5,264
Company Secretary		
Brian Durran	10,000	22,900

The above holdings have not changed between 31 December 2002 and the date of this report.

Directors' and Company Secretary's interest in share options

	Number of shares over which options are held						
	At beginning of year	*Exercised*	*At end of year*	*Option price*	*Market price at date of exercise*	*Earliest exercisable date*	*Latest exercisable date*
Directors							
D. Cregan	200,000	–	200,000	€8.00	–	30 June 2000	1 October 2006
H. Friel	200,000	–	200,000	€8.00	–	30 June 2000	1 October 2006
M. Griffin	125,000	–	125,000	€8.00	–	30 June 2000	1 October 2006
S. McCarthy	125,000	125,000	–	€8.00	€15.42	30 June 2000	1 October 2006
B. Mehigan	–	–	–	–	–	–	–
Company Secretary							
B. Durran	30,000	9,100	20,900	€8.00	€12.30	30 June 2000	1 October 2006

There has not been any contract or arrangement with the Company or any subsidiary during the year in which a Director of the Company was materially interested and which was significant in relation to the Group's business.

Substantial interests

The Directors have been notified of the following shareholdings of 3% or more in the issued share capital of the Company:

Shareholder	*Number Held*	*%*
Kerry Co-operative Creameries Limited	57,728,665	31.1
Bank of Ireland Asset Management Limited	11,161,130	6.0
AIM Funds Management Inc.	9,498,609	5.1
AIB Investment Managers Limited	6,490,884	3.5

Apart from the foregoing, the Company has not been notified of any interest of 3% or more in the issued share capital of the Company.

Statement of Directors' responsibilities

Irish company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with Irish statute comprising the Companies Acts, 1963 to 2001, the European Communities (Companies: Group Accounts) Regulations, 1992 and the Listing Rules of the Irish and London Stock Exchanges. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Corporate Governance

Kerry Group plc is committed to achieving high standards of corporate governance throughout the Group. The Board considers that it has complied throughout the financial period with the provisions laid out in section 1 of the Combined Code: Principles of Good Governance and Code of Best Practice (The Combined Code) except in relation to the requirements to appoint a senior independent non-executive Director and a Nomination Committee, the reasons for which are detailed below.

The Board of Directors

The Board leads and maintains effective control over the Group's activities and comprises five executive Directors and sixteen non-executive Directors. All non-executive Directors are considered to be independent and there is a clear division of responsibilities between the roles of Chairman and Managing Director. The Board is of the opinion that the non-executive Directors as a group are of sufficient calibre and number to bring strength and independence to the Board and hence has not nominated any one non-executive Director to be a senior independent Director.

The Board meets on a regular basis, with specific meetings to consider the interim and full year results. It has a formal schedule of matters specifically reserved to it for decision which includes approval of the overall Group strategic plan, annual budgets, acquisitions and divestitures and major corporate activities. The Audit Committee considers risk management and accounting policies on the Board's behalf and makes recommendations to the Board, thereon.

All Directors have full and timely access to such information, as they require, to discharge their responsibilities fully and effectively – they receive monthly Group management financial statements and reports, and Board papers are sent to each in sufficient time before Board meetings. After each Audit Committee meeting the Chairman of the Committee presents a written report to the Board. The Chairman of the Remuneration Committee is available to give a report on the Committee's proceedings at Board meetings as required. Each Director has access to the advice and services of the Company Secretary, whose responsibility it is to ensure that Board procedures are followed and that applicable rules and regulations are complied with. In accordance with an agreed procedure, in the furtherance of their duties, each Director is, in addition, able to take independent professional advice at the Company's expense.

Appropriate training and briefing is available to all Directors on appointment to the Board, with further training available subsequently as required. Nomination responsibilities, which include considering the need for and the making of Board appointments, both executive and non-executive, are currently retained by the Board of Directors and hence the Company does not consider it necessary to appoint a separate Nomination Committee.

In accordance with the Articles of Association, all Directors are subject to election by shareholders at the next AGM following their appointment. All Directors, with the exception of the Managing Director, are required to retire by rotation every three years and may submit themselves for re-election.

The Board has delegated authority to various committees of the Board on a number of specific matters as detailed below:

Audit Committee
The Audit Committee comprises Mr. James V. Brosnan, Mr. Denis Buckley and is chaired by Mr. Michael Dowling, all of whom are non-executive Directors. It examines and reviews internal controls, compliance, financial accounting policies and practices, the form and content of financial reports, risk management and general matters brought to its attention by both the Group's Internal and External Auditors. The Committee meets at least three times a year and more frequently if required.

Remuneration Committee
The Remuneration Committee comprises Mr. Kevin Kelly (Chairman), Mr. Denis Buckley and Mr. Patrick O'Connell, all of whom are non-executive Directors. The role of the Remuneration Committee is to determine executive Directors' remuneration, which is reviewed annually. The Committee consults with the Group Managing Director in relation to executive Directors' remuneration and has access to internal and external professional advice as required. Decisions are made within agreed reference terms, with meetings held as required. Members of the Committee have no personal interest in the outcome of their decisions and give due regard to the interests of shareholders and the performance of the Company.

Remuneration

Remuneration policy
The Group's remuneration policy is to ensure that executive Directors' remuneration properly reflects their duties and responsibilities, and is sufficient to attract, retain and motivate people of the highest quality worldwide. Remuneration includes performance related elements designed to align Directors' interests with those of shareholders and to encourage performance at the highest levels. In setting remuneration levels, the Committee has regard to comparable companies in terms of both the size of the Group and the geographical spread and complexity of its business. It also considers pay and employment conditions elsewhere in the Group. Full details of the Directors' remuneration are given on pages 43 and 44.

Executive Directors' remuneration comprises basic salary, performance related incentive awards, participation in pension schemes, share option incentives and benefits.

Executive Directors' basic salary
The Remuneration Committee sets the basic salary and other benefits of each executive Director by reference to individual performance and external market data.

The executive Directors participate in the Group's general pension scheme with contributions and pension benefits based on basic salary (performance related bonuses are excluded).

Other benefits
Other benefits relate primarily to cars.

Performance related incentive awards

Executive Directors participate in performance related annual bonus schemes, which are based on achieving predetermined earnings targets set by the Remuneration Committee. The structure of this bonus is reviewed regularly to ensure that it develops in line with the Group's strategic goals.

Share based incentives

The Remuneration Committee approves the terms, conditions and allocation of share options to executive Directors and senior executives. A total of 525,000 shares are held under option by the executive Directors as at 31 December 2002 and the respective amounts are shown on page 41.

Non-executive Directors' fees, which are determined by the Board as a whole, fairly reflect the responsibilities and time spent by the Directors on the Group's affairs. In determining the fees, which are set within the limits approved by shareholders in general meetings, consideration is given to both the complexity of the Group and the level of fees paid to non-executive Directors in comparable companies. Non-executive Directors do not participate in the Group's incentive plans, pension/superannuation arrangements or other elements of remuneration provided to the executive Directors.

Service contracts

The Group does not have any service contracts with its Directors.

Directors' remuneration

Disclosures regarding Directors' remuneration have been drawn up on an individual Director basis in accordance with the requirements of both The Combined Code and the Irish Stock Exchange:

a) Executive Directors' remuneration

	Salaries 2002 €'000	Performance related 2002 €'000	Benefits-in-kind 2002 €'000	Pension 2002 €'000	Total 2002 €'000	Total 2001 €'000
Denis Brosnan	–	–	–	–	–	1,088
Hugh Friel	575	445	22	81	1,123	712
Denis Cregan	475	368	29	66	938	592
Michael Griffin	405	260	19	40	724	624
Stan McCarthy	423	254	37	11	725	638
Brian Mehigan	250	194	11	38	493	–
	2,128	1,521	118	236	4,003	3,654

b) Executive Directors' benefits under defined benefit pension schemes

	Accrued benefits on leaving service at end of year		
	Increase during year (excluding inflation) €'000	Accumulated total at end of year €'000	Transfer value of increase in accumulated accrued benefits €'000
Hugh Friel	96	331	1,465
Denis Cregan	77	274	1,255
Michael Griffin	12	183	141
Stan McCarthy	5	48	21
Brian Mehigan	18	63	142
2002	208	899	3,024
2001	214	1,090	3,219

c) Non-executive Directors' remuneration

	Fees 2002 €	Fees 2001 €
Denis Buckley	**28,528**	29,965
Denis Brosnan*	**120,000**	–
James L. Brosnan **	**15,417**	17,522
James V. Brosnan	**18,500**	14,602
Walter Costelloe	**15,417**	–
Michael Dowling	**55,000**	50,027
Richard Fitzgerald	**18,500**	17,522
Cathal Foley	**15,417**	–
Michael Hanrahan***	**–**	60,058
Michael Gabbett	**18,500**	17,522
Michael Harty **	**15,417**	17,522
Philip Healy	**18,500**	17,522
Kevin Kelly	**55,000**	29,182
Ivor Kenny***	**–**	7,935
Thomas McEnery	**18,500**	17,522
Eugene McSweeney	**18,500**	17,522
Patrick O'Connell	**34,977**	17,522
John O'Connor***	**–**	14,602
Roger O'Rahilly***	**–**	11,682
	466,173	358,229

* *Dr. Denis Brosnan was included in executive Directors' remuneration in 2001.*

** *Retired during the year*

*** *Retired during 2001*

Non-executive Directors' remuneration consists of fees only. The total remuneration for all Directors in 2002 amounted to **€4,469,173** (2001: €4,012,229). There were no other emoluments paid to the executive or non-executive Directors other than as disclosed above.

Executive share option scheme

The Group operates an executive share option scheme, the terms and conditions of which were approved by the shareholders. The policy is to grant options under the scheme to key executives across the Group to encourage identification with shareholder interests. Currently, approximately 460 executives worldwide hold options. At 31 December 2002 the total number of shares under option was **3,678,900** (2001: 4,387,000).

Relations with shareholders

The Board strongly supports a programme of regular ongoing communication with the Company's shareholders. The programme, which is formalised within an investor relations framework, includes presentations of interim and full year results and regular meetings of senior management with the Company's institutional investors. The Group's website (www.kerrygroup.com) allows a significant amount of published material, including results and presentations, to be readily accessible to all shareholders on demand. Regular communication is also entered into with individual shareholders on a wide range of issues through this medium.

The AGM provides an opportunity for the Directors to deliver presentations on the business and for shareholders, both institutional and private, to question the Directors directly. The Chairman of the Board, together with the Chairmen of the Audit and Remuneration Committees, are available to answer questions as required. Notice of the AGM, together with the Annual Report and Accounts, is sent to shareholders at least 20 working days before the meeting. A separate resolution is proposed at the AGM on each substantially separate issue including a particular resolution relating to the Annual Report and Accounts. Details of the proxy votes for and against each resolution are announced after the result of the votes by hand.

Accountability and audit

A statement relating to the Directors' responsibilities in respect of the preparation of the financial statements is on page 41 with the responsibilities of the Company's Auditors outlined on page 47.

Going concern

The financial statements have been prepared on the going concern basis and, as required by The Combined Code, the Directors report that they have satisfied themselves that the Group is a going concern, having adequate resources to continue in operational existence for the foreseeable future. In forming this view the Directors have reviewed the Group's budget for 2003, the medium term plans as set out in the rolling five year plan, and have taken into account the cash flow implications of the plans, including proposed capital expenditure, and compared these with the Group's committed borrowing facilities and projected gearing ratios.

Internal control

The Company, as required by the Irish and London Stock Exchanges, has complied with The Combined Code provisions on internal control, having established the procedures necessary to implement the guidance issued in the Turnbull Committee Report, and by reporting in accordance with that guidance.

The Board of Directors has overall responsibility for the Group's systems of internal control and risk management. It is also responsible for monitoring the effectiveness of these systems on an ongoing basis. The system of internal control provides reasonable, but not absolute, assurance of:

- The safeguarding of assets against unauthorised use or disposition; and
- The maintenance of proper accounting records and the reliability of the financial information it produces, for both internal use and for publication.

The key elements of the system are as follows:

- The Board of Directors reviews and approves a detailed annual budget each year which is used for comparison with monthly management accounts throughout the year;
- The Board of Directors also approves all major strategic decisions. Responsibility for each business unit is passed to local management and is overseen by the respective business manager in line with Group responsibility structures;
- Written policies and procedures are issued centrally for all material functional areas and are approved by the executive Directors. Specific responsibility is allocated to individual managers to monitor compliance with these policies;
- The Group operates a centralised treasury function which manages the financial risks of the Group;
- The Group has a clearly defined process and information system for controlling capital expenditure including use of appropriate authorisation levels. The overall capital expenditure programme for the year is reviewed by the Board of Directors annually with specific projects being approved by the Managing Director and reported to the Board on a quarterly basis;
- All business acquisition and disposal decisions are taken exclusively by the Board of Directors;
- The Group Finance Committee, which includes Mr. Hugh Friel and Mr. Brian Mehigan, has responsibility for raising finance, reviewing foreign currency risk, making decisions on foreign currency and interest rate hedging and managing the Group's relationship with its finance providers; and
- A procedure is in place across the Group for the submission of periodic risk and control reports from management, through the Audit Committee, to the Board. These reports emanate from the Group's Risk Assessment and Reporting System which covers financial, operational, business and compliance risks.

The Directors have procedures in place to enable them to continually monitor the effectiveness of the system of internal controls. These procedures include:

- The operations of the Audit Committee whose function it is to approve audit plans and deal with significant control issues raised by the Internal and External Auditors;
- The Group's internal audit function which continually reviews the internal controls and systems in all businesses and makes recommendations for improvement and reports to the Audit Committee;
- The Group has established a Corporate Compliance function designed to establish compliance policy and monitor compliance across the Group's 16 countries of operation, carry out compliance reviews and share best practice among the compliance functions in the individual business units;
- As part of their normal audit procedures, the External Auditors test the systems of internal control and report material weaknesses, if any, to the Audit Committee;

- The Board, through the Audit Committee, has completed an annual assessment of risk and controls. Internal Audit has facilitated the Board in this assessment by preparing a consolidated Group Risk and Control Report for their review. In addition, as part of the monitoring process, the Audit Committee will immediately convene to deal with any significant control weaknesses reported by Internal Audit and Management;
- Adherence to the policies outlined in the Group's procedures manual ensures all the key controls in the internal control system are complied with; and
- Any significant variance between the budget and the detailed monthly management accounts is investigated by management and remedial action is taken as necessary.

The Directors confirm that they have reviewed the effectiveness of the system of internal control operated during the period covered by these accounts and up to the date of this report. The procedures adopted also comply with the guidance contained in *Internal Control: Guidance for Directors on the Combined Code.*

Finally, to ensure that proper books of account are kept for the Company in accordance with section 202 of the Companies Act, 1990, the Directors have employed appropriately qualified accounting personnel and have maintained appropriate computerised accounting systems. The books of account are located at the Company's registered office.

Subsidiaries
The principal subsidiaries are listed in note 32 to the financial statements.

Auditors
The Auditors, Deloitte & Touche, Chartered Accountants, continue in office in accordance with section 160(2) of the Companies Act, 1963.

Pensions
Information in relation to the Group's pension schemes is given in note 30 to the financial statements.

Taxation
So far as the Directors are aware, the Company is not a close company within the definition of the Taxes Consolidation Act, 1997. There has been no change in this respect since 31 December 2002.

Signed on behalf of the Board:

Denis Brosnan, Chairman | *Hugh Friel, Managing Director*

24 February 2003

Independent Auditors' Report to the Shareholders of Kerry Group plc

We have audited the financial statements of Kerry Group plc for the year ended 31 December 2002 which comprise the Statement of Accounting Policies, the Consolidated Profit and Loss Account, the Consolidated Balance Sheet, the Company Balance Sheet, the Consolidated Cash Flow Statement, the Statement of Total Recognised Gains and Losses, the Note of Historical Cost Profits and Losses and the related notes 1 to 32. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with section 193 of the Companies Act 1990. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in the auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Report, including as set out in the Statement of Directors' Responsibilities, the preparation of the financial statements in accordance with applicable Irish law and accounting standards. Our responsibilities, as independent Auditors, are established in Ireland by statute, the Listing Rules of the Irish Stock Exchange, the auditing standards as promulgated by the Auditing Practices Board in Ireland, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992. We also report to you whether in our opinion: proper books of account have been kept by the Company; whether, at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the Company; and whether the information given in the Report of the Directors is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purpose of our audit and whether the Company's balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding Directors' remuneration and Directors' transactions is not given and, where practicable, include such information in our report.

We review whether the Corporate Governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Irish Stock Exchange and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's Corporate Governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Chairman's Statement, the Managing Director's Review, the Business Review, the Financial Review and the Report of the Directors. We consider the implications for our report if we become aware of any apparent misstatement or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with the auditing standards issued by the Auditing Practices Board and generally accepted in Ireland. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purpose of our audit. In our opinion proper books of account have been kept by the Company. The Company's balance sheet is in agreement with the books of account.

In our opinion the information given in the Report of the Directors is consistent with the financial statements.

The net assets of the Company, as stated in the balance sheet of the Company, are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2002 a financial situation which, under section 40(1) of the Companies (Amendment) Act 1983, would require the convening of an extraordinary general meeting of the Company.

Deloitte & Touche
Chartered Accountants and Registered Auditors
Deloitte & Touche House, Earlsfort Terrace, Dublin 2

24 February 2003

Statement of Accounting Policies

The significant accounting policies adopted by the Group are as follows:

Basis of preparation

The financial statements have been prepared in accordance with accounting standards generally accepted in the UK and Ireland and Irish statute comprising the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992 and the Listing Rules of the Irish and London Stock Exchanges.

Accounting convention and reporting currency

The Group financial statements are prepared under the historical cost convention. The 2002 financial statements and the 2001 comparative figures are presented in Euro.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries all of which present financial statements up to 31 December. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the date of their acquisition or up to the date of their disposal.

Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost less accumulated depreciation. Freehold land is not depreciated. Depreciation on the remaining tangible fixed assets is calculated by charging equal annual instalments to the profit and loss account so as to provide for their cost over the period of their expected useful lives at the following annual rates:

Buildings	2% – 5%
Plant, Machinery and Equipment	7% – 25%
Motor Vehicles	20%

Goodwill and other intangible assets

Goodwill represents the difference between the cost of businesses acquired and the aggregate of the fair values of their identifiable net assets at the date of acquisition. Goodwill arising on acquisitions since 1998 has been capitalised on the balance sheet and is amortised to the profit and loss account in equal annual instalments over its expected useful life, not exceeding 20 years.

Goodwill in respect of acquisitions prior to 1998 remains eliminated against reserves and will be charged or credited to the profit and loss account only on subsequent disposal.

Other intangible assets acquired are capitalised at their fair value and are amortised to the profit and loss account over their estimated useful lives, not exceeding 20 years. Other intangible assets include trademarks, patents and knowhow.

Foreign currency

Foreign currency transactions are translated into local currency at the rate of exchange ruling at the date of the transaction, or where applicable, at the contracted rate.

Assets and liabilities denominated in foreign currencies are translated into local currency at contract rates where the amounts payable and receivable are covered by forward contracts. All other amounts payable and receivable are translated at rates of exchange ruling at the balance sheet date.

Exchange adjustments arising from the retranslation of the opening net investment in foreign subsidiaries are transferred directly to reserves. All other exchange differences are taken into account in arriving at the profit before taxation.

Stocks

Stocks are valued on a first in, first out basis, at the lower of cost and estimated net realisable value. Cost includes all expenditure incurred in the normal course of business in bringing the products to their present location and condition. Net realisable value is the estimated selling price of stock on hand less all further costs to completion and all costs expected to be incurred in marketing, distribution and selling.

Deferred tax

These accounts reflect the adoption of FRS 19 "Deferred Tax" which requires deferred tax to be accounted for on a full provision basis on all timing differences that have originated but not reversed by the balance sheet date, except as otherwise required by the standard. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are discounted.

Pensions

The expected cost of providing pensions to employees is charged to the profit and loss account at a substantially level percentage of payroll over the employees' expected service lives. Any difference between the amount so charged and the amount contributed to pension funds is included as an accrual in the financial statements. The Group has continued to account for pensions in accordance with SSAP 24 "Accounting for Pension Costs" but has complied with the transitional disclosure requirements of FRS 17 "Retirement Benefits".

Research and development

Expenditure on research and development is written off in the year in which it is incurred.

Development grants

Development grants of a capital nature are accounted for as deferred income and are released to the profit and loss account at the same rates as the related assets are depreciated.

Operating leases

The annual rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the period of the lease.

Financial instruments

Gains and losses on derivative financial instruments used to hedge foreign currency exposures are recognised in the profit and loss account when the underlying transaction occurs.

When a financial instrument ceases to be a hedge, the instrument is closed out and the resulting gain or loss is taken directly to the profit and loss account.

New standards adopted

FRS 19 "Deferred Tax" and the transitional provisions of FRS 17 "Retirement Benefits" have been adopted in the Group's 2002 financial statements. The adoption of FRS 17 has had no effect either on the results for the current year or on results reported in prior periods. The additional disclosures required by FRS 17 are set out in note 30.

FRS 19 requires full provision to be made for deferred tax arising from timing differences between the differing treatment of certain items for accounting and tax purposes. The provision is calculated at the rates of tax at which it is estimated the liability will arise. Prior year results have been restated in line with the new standard as set out in note 6.

Consolidated Profit and Loss Account

	Notes	Pre Exceptional Items 2002 €'000	Exceptional Items 2002 €'000	Total 2002 €'000	2001 €'000 (Restated)*
Turnover					
Continuing operations	1	3,754,808	–	3,754,808	3,002,781
Operating profit – continuing operations					
Before goodwill amortisation and exceptional items	1-2	305,410	–	305,410	260,445
Goodwill amortisation	11	41,401	–	41,401	23,367
Exceptional restructuring costs	4	–	56,602	56,602	8,097
Operating profit	1-2	264,009	(56,602)	207,407	228,981
Profit on sale of businesses	4	–	1,744	1,744	6,205
Profit on sale of fixed assets	4	–	279	279	2,187
Interest payable and similar charges	5	50,238	–	50,238	47,644
Profit before taxation		213,771	(54,579)	159,192	189,729
Taxation - current tax	6	52,721	(6,116)	46,605	47,204
- deferred tax	6	13,744	(5,060)	8,684	9,391
Profit after taxation and attributable to ordinary shareholders		147,306	(43,403)	103,903	133,134
Dividends - paid	8	6,806	–	6,806	6,004
- proposed	8	14,571	–	14,571	12,487
		21,377	–	21,377	18,491
Retained profit for the year	20	125,929	(43,403)	82,526	114,643
Earnings per ordinary share (cent)					
- basic before goodwill amortisation and exceptional items	9			101.8	87.9
- basic after goodwill amortisation and exceptional items	9			56.1	75.8
- fully diluted after goodwill amortisation and exceptional items	9			55.7	75.3

* Comparative figures have been restated to reflect the adoption of FRS 19 "Deferred Tax" (note 6).

The financial statements were approved by the Board of Directors on 24 February 2003 and signed on its behalf by:

Denis Brosnan, Chairman
Hugh Friel, Managing Director

Consolidated Balance Sheet

as at 31 December 2002

	Notes	2002 €'000	2001 €'000 (Restated)*
Fixed assets			
Tangible assets	10	**870,406**	885,773
Intangible assets	11	**765,384**	685,941
		1,635,790	1,571,714
Current assets			
Stocks	13	**363,545**	362,173
Debtors	14	**500,606**	515,063
Cash at bank and in hand		**46,584**	19,794
		910,735	897,030
Creditors: Amounts falling due within one year	15	**(821,823)**	(775,579)
Net current assets		**88,912**	121,451
Total assets less current liabilities		**1,724,702**	1,693,165
Creditors: Amounts falling due after more than one year	16	**(824,134)**	(857,674)
Provisions for liabilities and charges	17	**(64,571)**	(41,143)
		835,997	794,348
Capital and reserves			
Called-up equity share capital	18	**23,202**	23,125
Capital conversion reserve fund	20	**340**	340
Share premium account	19	**362,974**	357,873
Profit and loss account	20	**418,012**	376,208
		804,528	757,546
Deferred income	21	**31,469**	36,802
		835,997	794,348

* Comparative figures have been restated to reflect the adoption of FRS 19 "Deferred Tax" (note 6).

The financial statements were approved by the Board of Directors on 24 February 2003 and signed on its behalf by:

Denis Brosnan, Chairman
Hugh Friel, Managing Director

Company Balance Sheet
as at 31 December 2002

	Notes	2002 €'000	2001 €'000
Fixed assets			
Tangible assets	10	**2,836**	2,998
Financial assets	12	**318,644**	318,130
		321,480	321,128
Current assets			
Debtors	14	**222,097**	224,797
		222,097	224,797
Creditors: Amounts falling due within one year	15	**(29,166)**	(23,490)
Net current assets		**192,931**	201,307
Total assets less current liabilities		**514,411**	522,435
Creditors: Amounts falling due after more than one year	16	**(64,743)**	(81,316)
		449,668	441,119
Capital and reserves			
Called-up equity share capital	18	**23,202**	23,125
Capital conversion reserve fund	20	**340**	340
Share premium account	19	**362,974**	357,873
Profit and loss account		**62,792**	59,396
		449,308	440,734
Deferred income	21	**360**	385
		449,668	441,119

The financial statements were approved by the Board of Directors on 24 February 2003 and signed on its behalf by:

Denis Brosnan, Chairman
Hugh Friel, Managing Director

Consolidated Cash Flow Statement

	Notes	2002 €'000	2001 €'000
Operating profit before goodwill amortisation and exceptional items		**305,410**	260,445
Depreciation (net)	22	**84,952**	70,438
Change in working capital	22	**48,786**	(34,473)
Exchange translation adjustment	24	**(2,691)**	453
Net cash inflow from operating activities		**436,457**	296,863
Returns on investments and servicing of finance			
Interest received		**1,751**	1,882
Interest paid		**(51,583)**	(47,614)
Taxation		**(43,612)**	(44,298)
Capital expenditure			
Purchase of fixed assets		**(96,183)**	(95,647)
Proceeds on the sale of fixed assets		**3,584**	5,641
Development grants received		**398**	993
Acquisitions and disposals			
Purchase of subsidiary undertakings	25	**(237,539)**	(599,422)
Proceeds on the sale of businesses		**33,199**	22,049
Deferred creditors paid		**(8,883)**	(30)
Exceptional restructuring costs		**(33,717)**	(8,097)
Consideration adjustment on previous acquisitions		**(393)**	475
Equity dividends paid		**(19,293)**	(16,574)
Cash outflow before the use of liquid resources and financing		**(15,814)**	(483,779)
Financing			
Issue of share capital		**5,178**	165,794
Increase in debt due within one year	23	**81,677**	36,590
(Decrease) / increase in debt due after one year	23	**(44,251)**	273,194
Increase / (decrease) in cash in the year		**26,790**	(8,201)

Reconciliation of Net Cash Flow to Movement in Net Debt

for the year ended 31 December 2002

	Notes	2002 €'000	2001 €'000
Increase / (decrease) in cash in the year		**26,790**	(8,201)
Cash flow from debt financing		**(37,426)**	(309,784)
Change in net debt resulting from cash flows		**(10,636)**	(317,985)
Exchange translation adjustment	24	**65,756**	(22,592)
Movement in net debt in the year		**55,120**	(340,577)
Net debt at beginning of year		**(818,924)**	(478,347)
Net debt at end of year	23	**(763,804)**	(818,924)

Statement of Total Recognised Gains and Losses

for the year ended 31 December 2002

	Notes	2002 €'000	2001 €'000 (Restated)*
Profit attributable to the Group		**103,903**	133,134
Exchange translation adjustment on foreign currency net investments	24	**(40,722)**	(3,309)
		63,181	129,825
Prior year adjustment – deferred tax	6	**(36,063)**	–
Total recognised gains and losses relating to the year		**27,118**	129,825

* Comparative figures have been restated to reflect the adoption of FRS 19 "Deferred Tax" (note 6).

Note of Historical Cost Profits and Losses

for the year ended 31 December 2002

There are no material differences between the results reported and those prepared on a historical cost basis.

1. **Analysis of results by region**

	2002 Turnover €'000	2002 Operating Profit €'000	2002 Net Assets €'000	2001 Turnover €'000	2001 Operating Profit €'000	2001 Net Assets €'000 (Restated)
By geographical market of origin:						
Ireland	**1,373,681**	**62,637**	**463,743**	883,267	45,075	490,532
Rest of Europe	**1,293,154**	**109,586**	**635,040**	1,183,774	98,524	634,286
Americas	**944,767**	**120,473**	**437,909**	801,728	105,324	416,532
Asia Pacific	**143,206**	**12,714**	**63,109**	134,012	11,522	71,922
	3,754,808	**305,410**	**1,599,801**	3,002,781	260,445	1,613,272
Goodwill amortisation	**–**	**(41,401)**	**–**	–	(23,367)	–
Exceptional restructuring costs	**–**	**(56,602)**	**–**	–	(8,097)	–
Group net debt	**–**	**–**	**(763,804)**	–	–	(818,924)
	3,754,808	**207,407**	**835,997**	3,002,781	228,981	794,348

	2002 Turnover €'000	2001 Turnover €'000
By destination:		
Ireland	**766,027**	520,707
Rest of Europe	**1,788,914**	1,422,996
Americas	**1,002,942**	873,436
Asia Pacific	**196,925**	185,642
	3,754,808	3,002,781

Turnover, operating profit and net assets as presented above are stated net of intra Group transactions and balances.

2. **Profit on ordinary activities before taxation comprises:**

	Notes	2002 €'000	2001 €'000
Turnover		**3,754,808**	3,002,781
Less operating costs:			
Raw materials and consumables		**2,187,495**	1,787,113
Other external charges		**345,752**	273,591
Staff costs	3	**636,035**	513,172
Depreciation	10	**89,194**	73,648
Development grant amortisation	21	**(4,242)**	(3,210)
Operating charges		**185,815**	152,154
Change in stock of finished goods		**9,349**	(54,132)
Operating profit before goodwill amortisation and exceptional items		**305,410**	260,445
Goodwill amortisation	11	**41,401**	23,367
Exceptional restructuring costs	4	**56,602**	8,097
Operating profit		**207,407**	228,981
And is stated after charging:			
Research and development costs		**78,492**	58,661
Auditors' remuneration		**1,931**	1,690

Directors' emoluments

Directors' emoluments are set out in the Directors' remuneration section of the Report of the Directors on pages 43 and 44.

3. **Staff numbers and costs**

The average number of people employed by the Group was as set out below:

	Total 2002 Number	Total 2001 Number
Management	**393**	329
Administration	**1,415**	1,198
Production	**13,441**	11,002
Sales	**2,990**	2,201
Others	**378**	273
	18,617	15,003

The aggregate payroll costs of these employees (including executive Directors) were as follows:

	2002 €'000	2001 €'000
Wages and salaries	**550,690**	447,106
Social welfare	**57,927**	46,255
Pension costs	**27,418**	19,811
	636,035	513,172

4. Exceptional items

	Notes	2002 €'000	2001 €'000 (Restated)
Exceptional restructuring costs		**(56,602)**	(8,097)
Profit on sale of businesses		**1,744**	6,205
Profit on sale of fixed assets		**279**	2,187
		(54,579)	295
Tax on exceptional items	6	**11,176**	1,735
	9	**(43,403)**	2,030

The exceptional restructuring costs relate to the rationalisation of new and existing businesses arising from the integration of acquisitions made in the current and previous year. These costs can be analysed as follows:

	2002 €'000	2001 €'000
Redundancies and contract compensation	**27,058**	4,010
Plant closure / relocation	**18,510**	3,405
Plant and other assets written off	**5,889**	–
Standardisation of information systems	**3,597**	682
Other	**1,548**	–
	56,602	8,097

During the year the Group disposed of a number of businesses in Ireland and the UK. These included the Bailieboro and Artigarvan milk processing businesses, which were acquired in 2001 as part of the Golden Vale Group, and the fried products business based in Poole, UK. The taxation effect of these disposals is disclosed in note 6.

The profit on sale of businesses in 2001 relates to the sale of a number of businesses including SPP bakery ingredients in the UK.

5. Interest payable and similar charges

	2002 €'000	2001 €'000
This comprises the following:		
On bank loans, overdrafts and other loans repayable within 5 years	**49,101**	43,379
On other loans repayable after 5 years	**2,888**	6,147
	51,989	49,526
Interest receivable	**(1,751)**	(1,882)
	50,238	47,644

6. Taxation

	2002 €'000	2001 €'000 (Restated)*
The taxation charge for the year comprises:		
Based on profit on ordinary activities		
Current tax		
Irish tax		
Corporation tax	6,370	6,064
Adjustments in respect of prior years	(68)	(217)
	6,302	5,847
Foreign tax		
Corporation tax	46,287	42,938
Adjustments in respect of prior years	132	(1,306)
	46,419	41,632
Total current tax	52,721	47,479
Deferred tax		
Origination and reversal of timing differences	17,320	14,877
Effect of increase in discount on deferred tax liability	(3,576)	(4,026)
Total deferred tax	13,744	10,851
Based on exceptional items		
Tax credit arising on exceptional restructuring costs	(7,590)	(1,594)
Tax on profit on sale of businesses and fixed assets	1,474	1,319
Current tax on exceptional items	(6,116)	(275)
Deferred tax credit arising on the exceptional restructuring costs	(3,990)	–
Deferred tax released on the disposal of businesses	(1,070)	(1,460)
Deferred tax on exceptional items	(5,060)	(1,460)
Total taxation charge for the year	55,289	56,595
Factors affecting current tax charge for the year		
Profit on ordinary activities before taxation	159,192	189,729
Notional tax (31%)	48,810	58,518
Capital allowances greater than depreciation	(3,849)	(3,683)
Other timing differences (primarily deductible goodwill)	(7,017)	(9,533)
Items not deductible for tax purposes (primarily non-deductible goodwill)	8,597	3,425
Adjustments in respect of prior years	64	(1,523)
Current tax	46,605	47,204

Notional tax of 31% is calculated based on the weighted average of the tax rates applying to profits earned by the Group in those jurisdictions in which it operates.

*** Prior year adjustment**

FRS 19 "Deferred Tax" has been implemented during the year ended 31 December 2002 and comparative figures have been restated accordingly. The implementation of FRS 19 has decreased the profit for the year ended 31 December 2001 by €10.3m to €133.1m and decreased net assets as at 31 December 2001 by €36.1m to €794.3m.

Factors that may affect future charges

The Group expects to continue to claim capital allowances in excess of depreciation in future years at similar levels based on current investment plans.

7. Profit attributable to Kerry Group plc

Profit for the year after taxation and attributable to ordinary shareholders amounting to **€24,773,000** (2001: €14,983,000) has been accounted for in the financial statements of the Holding Company.

As permitted by Section 3(2) of the Companies (Amendment) Act, 1986, a separate profit and loss account of the Holding Company is not presented.

8. Dividends

	2002 €'000	2001 €'000
Interim dividend paid of **3.65 cent** per A ordinary share (2001: 3.25 cent)	**6,806**	6,004
Final dividend proposed and payable 30 May 2003 of **7.85 cent** per A ordinary share (2001 paid: 6.75 cent)	**14,571**	12,487
	21,377	18,491

The above dividend payments are inclusive of withholding tax. The amount of withholding tax deducted from the 2002 interim dividend was **€476,000** (2001: €632,000). The figure for withholding tax deducted on payment of the 2001 final dividend was **€1,225,000** (2000: €903,000).

9. Earnings per share

	Notes	**EPS cent**	**2002 €'000**	EPS cent (Restated)	2001 €'000 (Restated)
Adjusted earnings before FRS 19**		109.2	202,451	94.6	166,260
Deferred tax – FRS 19		7.4	13,744	6.7	11,789
Adjusted earnings*		**101.8**	**188,707**	87.9	154,471
Goodwill amortisation		**22.3**	**41,401**	13.2	23,367
Exceptional items (net)	4	**23.4**	**43,403**	(1.1)	(2,030)
Profit after taxation, goodwill amortisation and exceptional items		**56.1**	**103,903**	75.8	133,134
Share option dilution		**0.4**	**–**	0.5	–
		55.7	**103,903**	75.3	133,134

The basic weighted average number of ordinary shares in issue for the year was **185,363,778** (2001: 175,674,473). The diluted weighted average number of ordinary shares in issue for the year was **186,389,840** (2001: 176,870,079). The dilution arises in respect of executive share options outstanding.

In addition to the basic and diluted earnings per share, an earnings per share before goodwill amortisation and exceptional items calculation is also provided, as it more accurately reflects the Group's underlying trading performance.

* Adjusted earnings per share is calculated as profit after taxation, before goodwill amortisation and exceptional items divided by the weighted average number of ordinary shares.

** Adjusted earnings per share before FRS 19 is adjusted earnings as defined above before the adoption of FRS 19 (i.e. as previously reported). This measure is given to show the impact of adopting the new deferred tax standard.

10. Tangible fixed assets

	Notes	Land and Buildings €'000	Plant, Machinery and Equipment €'000	Motor Vehicles €'000	Total €'000
Group:					
Cost					
At beginning of year		534,016	964,079	40,362	1,538,457
Businesses acquired	25	54,681	46,358	3,132	104,171
Additions		18,019	73,795	3,638	95,452
Disposals / businesses disposed		(13,845)	(29,351)	(4,685)	(47,881)
Exchange translation adjustment	24	(37,617)	(77,118)	(1,361)	(116,096)
At end of year		555,254	977,763	41,086	1,574,103
Accumulated depreciation					
At beginning of year		119,093	501,181	32,410	652,684
Businesses acquired	25	7,643	18,734	1,677	28,054
Charge during year		13,414	73,204	2,576	89,194
Impairment loss	4	97	5,792	–	5,889
Disposals / businesses disposed		(2,225)	(19,256)	(3,475)	(24,956)
Exchange translation adjustment	24	(7,756)	(38,665)	(747)	(47,168)
At end of year		130,266	540,990	32,441	703,697
Net book value					
At end of year		424,988	436,773	8,645	870,406
At beginning of year		414,923	462,898	7,952	885,773

	Land and Buildings €'000	Plant, Machinery and Equipment €'000	Total €'000
Company:			
Cost			
At beginning of year	4,514	688	5,202
Additions	4	–	4
At end of year	4,518	688	5,206
Accumulated depreciation			
At beginning of year	1,516	688	2,204
Charge during year	166	–	166
At end of year	1,682	688	2,370
Net book value			
At end of year	2,836	–	2,836
At beginning of year	2,998	–	2,998

11. Intangible assets

	Notes	Goodwill €'000	Other Intangibles €'000	Total €'000
Group:				
At beginning of year		569,200	116,741	685,941
Arising on acquisitions	25	**159,243**	**29,777**	**189,020**
Purchase adjustments		**3,563**	**-**	**3,563**
Disposals		**(20,150)**	**-**	**(20,150)**
Amortised during year		**(32,666)**	**(8,735)**	**(41,401)**
Exchange translation adjustment	24	**(47,597)**	**(3,992)**	**(51,589)**
At end of year		**631,593**	**133,791**	**765,384**

The balance at the end of the year is comprised of cost **€939.3m** (2001: €823.2m) and accumulated amortisation **€173.9m** (2001: €137.3m). Other intangibles, valued at cost, include trademarks, patents and knowhow which were acquired by the Group.

12. Financial assets

	2002 €'000	2001 €'000
Company:		
Investments in subsidiaries at cost		
At beginning of year	318,130	69,477
Additions	**514**	248,653
At end of year	**318,644**	318,130

Group:

Quoted shares held by the Group with a carrying value of **€nil** have a market value of **€13.2m** at 31 December 2002.

13. Stocks

	2002 €'000	2001 €'000
Group:		
Raw materials and consumables	**152,261**	137,087
Finished goods and goods for resale	**192,089**	201,438
Expense stocks	**19,195**	23,648
	363,545	362,173

The replacement cost of stocks does not differ materially from the amount stated above.

14. Debtors

	Group 2002 €'000	Group 2001 €'000	Company 2002 €'000	Company 2001 €'000
Trade debtors due within one year	454,713	448,868	–	–
Other debtors and prepayments	39,330	61,652	–	–
Trade debtors due after one year	6,563	4,543	–	–
Amounts due by Group companies	–	–	222,097	224,797
	500,606	515,063	222,097	224,797

15. Creditors: Amounts falling due within one year

	Notes	Group 2002 €'000	Group 2001 €'000	Company 2002 €'000	Company 2001 €'000
Bank loans and overdrafts	23	161,120	80,903	14,241	10,247
Trade creditors		485,114	526,477	–	–
Other creditors and accruals		108,710	105,494	193	166
Taxation and social welfare		47,457	47,755	161	590
Proposed dividends		14,571	12,487	14,571	12,487
Deferred payments on acquisition of subsidiaries		4,851	2,463	–	–
		821,823	775,579	29,166	23,490
Taxation and social welfare comprises:					
Corporation tax		34,821	36,504	161	590
PAYE		7,526	6,669	–	–
PRSI		5,110	4,582	–	–
		47,457	47,755	161	590

16. Creditors: Amounts falling due after more than one year

	Notes	Group 2002 €'000	Group 2001 €'000	Company 2002 €'000	Company 2001 €'000
Long term debt	23	649,268	757,815	56,460	69,700
Other creditors and accruals		132,703	80,029	–	–
Deferred payments on acquisition of subsidiaries		42,163	19,830	8,283	11,616
		824,134	857,674	64,743	81,316

All Group borrowings are secured by guarantees from Kerry Group plc and cross guarantees from various companies within the Group.

17. Provisions for liabilities and charges

	Deferred Tax €'000	Acquisition Restructuring €'000	Total 2002 €'000	2001 €'000 (Restated)
Group:				
At beginning of year	41,143	–	41,143	3,001
Prior year adjustment – deferred tax	–	–	–	24,594
	41,143	**–**	**41,143**	27,595
Provided in the year	**8,684**	**16,996**	**25,680**	9,391
Arising on acquisitions	**1,990**	**–**	**1,990**	2,991
Exchange translation adjustment	**(4,242)**	**–**	**(4,242)**	1,166
At end of year	**47,575**	**16,996**	**64,571**	41,143

Deferred tax

The deferred tax provision consists of the following amounts:

	2002 €'000	2001 €'000 (Restated)
Accelerated capital allowances	**53,908**	54,174
Other timing differences	**38,772**	35,671
Discount	**(45,105)**	(48,702)
Deferred tax provision at end of year	**47,575**	41,143

Discounted deferred tax assets of **€1.4m** (2001: €1.9m) have not been recognised in the financial statements. These deferred tax assets primarily relate to tax losses carried forward. Currently, the Directors consider it prudent not to recognise these deferred tax assets.

18. Share capital

	2002 €'000	2001 €'000
Group and Company:		
Authorised:		
At beginning and end of year (A ordinary shares of 12.5 cent each (2001: 12.5 cent each))	**25,000**	25,000
Allotted, called-up and fully paid:		
At beginning of year (A ordinary shares of 12.5 cent each (2001: 12.5 cent each))	23,125	21,553
Shares issued during year	**77**	1,572
At end of year (A ordinary shares of 12.5 cent each)	**23,202**	23,125

Shares issued during year

During 2002, 551,100 A ordinary shares, each with a nominal value of 12.5 cent, were issued at €8.00 per share to executives in the Group under share option schemes. Also 64,000 A ordinary shares, each with a nominal value of 12.5 cent, were issued at €12.57 per share to executives in the Group under share option schemes. The total number of shares in issue at 31 December 2002 was **185,613,945** (2001: 184,998,845).

19. Share premium

	Notes	2002 €'000	2001 €'000
Group and Company:			
At beginning of year		357,873	193,651
Shares issued during year	18	**5,136**	165,980
Share issue costs		**(35)**	(1,758)
At end of year		**362,974**	357,873

20. Reconciliation of movements in share capital and reserves

	Notes	Share Capital and Premium €'000	Capital Conversion Reserve Fund €'000	Profit & Loss Account (Restated) €'000	Total (Restated) €'000
At beginning of year		380,998	340	412,271	793,609
Prior year adjustment – deferred tax		–	–	(36,063)	(36,063)
		380,998	340	376,208	757,546
Retained profit		**–**	–	**82,526**	**82,526**
Shares issued during year		**5,213**	–	**–**	**5,213**
Share issue costs		**(35)**	–	**–**	**(35)**
Exchange translation adjustment	24	**–**	–	**(40,722)**	**(40,722)**
At end of year		**386,176**	**340**	**418,012**	**804,528**

The Profit & Loss Account figures comprise the following:

	Notes	Intangible Assets Written Off €'000	Retained Profits (Restated) €'000	Profit & Loss Account (Restated) €'000
At beginning of year		(438,298)	850,569	412,271
Prior year adjustment – deferred tax		–	(36,063)	(36,063)
		(438,298)	814,506	376,208
Retained profit		**(41,401)**	**123,927**	**82,526**
Exchange translation adjustment	24	**–**	**(40,722)**	**(40,722)**
At end of year		**(479,699)**	**897,711**	**418,012**

21. Deferred income

	Notes	Group 2002 €'000	Group 2001 €'000	Company 2002 €'000	Company 2001 €'000
Development grants:					
At beginning of year		36,802	24,071	385	395
Businesses acquired	25	**311**	14,650	**–**	–
Grants received / receivable		**398**	993	**–**	–
Businesses disposed		**(1,255)**	–	**–**	–
Amortised during year		**(4,242)**	(3,210)	**(25)**	(10)
Exchange translation adjustment	24	**(545)**	298	**–**	–
At end of year		**31,469**	36,802	**360**	385

22. Analysis of cash flow components

	2002 €'000	2001 €'000
Group:		
The components of the net cash flow from operating activities can be analysed as follows:		
Depreciation (net):		
Depreciation	**89,194**	73,648
Development grants amortisation	**(4,242)**	(3,210)
	84,952	70,438
Change in working capital:		
(Increase) / decrease in stocks	**(17,648)**	9,772
Decrease / (increase) in debtors	**8,475**	(4,619)
Increase / (decrease) in creditors	**57,959**	(39,626)
	48,786	(34,473)

23. Analysis of net debt

	At Beginning of Year €'000	Cash Flow €'000	Exchange Movement €'000	At End of Year €'000
Group:				
Cash in hand and at bank	19,794	**26,790**	**–**	**46,584**
Overdrafts	(887)	**(9,986)**	**–**	**(10,873)**
Debt due within one year	(80,016)	**(71,691)**	**1,460**	**(150,247)**
Debt due after one year	(757,815)	**44,251**	**64,296**	**(649,268)**
	(818,924)	**(10,636)**	**65,756**	**(763,804)**

24. Effect of exchange translation adjustments

	Notes	2002 €'000	2001 €'000 (Restated)
Group:			
(Decrease) / increase in assets:			
Tangible fixed assets	10	**(68,928)**	13,128
Goodwill and other intangible assets	11	**(51,589)**	10,448
Stocks		**(26,627)**	7,161
Debtors		**(31,187)**	7,060
Decrease / (increase) in liabilities:			
Creditors		**60,558**	(17,401)
Net debt	23	**65,756**	(22,592)
Deferred creditors		**13,441**	(1,268)
Deferred income	21	**545**	(298)
Revenue reserves		**(2,691)**	453
		(40,722)	(3,309)

The above exchange translation adjustment arises on the retranslation of the Group's opening net investment in its overseas subsidiaries.

25. Businesses acquired

During 2002, the Group completed the acquisition of a number of businesses. The total consideration paid for acquisitions amounted to **€273.4m**, analysed as follows:

	Fair Values 2002 €'000	Fair Values 2001 €'000
Net assets acquired:		
Tangible fixed assets	**76,117**	195,378
Goodwill / other intangible assets	**189,020**	403,366
Other financial assets	**–**	5,887
Net current assets	**11,477**	60,783
Liabilities due after one year	**(2,881)**	(34,095)
Grants	**(311)**	(14,650)
	273,422	616,669
Discharged by:		
Cash	**237,539**	599,422
Deferred payments	**35,883**	17,247
	273,422	616,669

The fair values above for 2002 are not significantly different from the book values.

The acquisition method of accounting has been used to consolidate the businesses acquired in 2002 in the Group financial statements.

The principal acquisitions completed in 2002 are summarised as follows:

Deli Products, a manufacturer and distributor of chilled convenience, "food-to-go" was acquired in January 2002. Based in Dublin, the business services the fast-growing foodservice sector.

Ringger Foods, a speciality extruded ingredients manufacturer operating from two facilities in Gridley, Illinois was acquired in February 2002. Its principal market is the US and its product range includes rice crisps, cookie pieces and soy crisps.

Northern Foods van sales business, which was acquired in March 2002, further strengthens Kerry Foods' branded leadership in the UK convenience foods sector.

Stearns & Lehman Inc., a speciality ingredients company with manufacturing facilities in the US and Canada was acquired in March 2002. The company produces and markets more than 140 syrups, dressings, specialty sugars and toppings and is the leading private label manufacturer of Italian-style syrups in the US, Canada, Europe and the Pacific Rim.

Acquired in April 2002, **Roskam**, a cereal and agglomerates business based in Grand Rapids, Michigan and employing approximately 80 people, broadens Kerry's capabilities in cereal and snack growth sectors.

The acquisition of **Industrial Deshidratadora S.A. de C.V.**, which is based in Mexico, was completed in May 2002. The company employs approximately 250 people and is Mexico's largest producer of convenience blends with a product range including tomato powders, spray-dried fruit preparations for instant beverages and dairy applications.

The acquisition of a soy protein isolate facility and adjacent property based in **Turtle Lake**, Wisconsin was completed in August 2002. The purchase of this facility is a further step in the development of Kerry's Nutriant business.

The Group purchased a fully equipped seasonings facility in Bangkok, **Thailand** in August 2002. The facility includes extensive laboratory facilities and will serve the meat industry in the Thailand and south east Asian markets.

The acquisition of the **Rector Group**, which specialises in custom blended ingredients, seasonings, flavours and spices was completed in October 2002. Based in Brampton, Ontario, the group operates out of a custom-designed 54,000 sq. ft. facility.

EBI Foods Ltd., whose manufacturing facility is based in Oxfordshire, UK, was acquired in November 2002. It operates in the coatings, bakery ingredients and stabilisers markets and employs approximately 100 people.

25. **Businesses acquired** (continued)

The Original International Food Ingredients seasonings business based in Irving, Texas was acquired in November 2002. The business operates mainly in sauce and meat seasonings, glazes and marinades.

Freshways Ltd., a leading manufacturer and distributor of pre-packed sandwiches to the foodservice and retail sectors in Ireland, was purchased in December 2002. Based in Dublin, the company employs more than 250 people and is currently constructing a new production facility.

The acquisition of **St. Louis Flavors**, based in Fenton, Missouri was completed in December 2002. It operates mainly in the bakery, beverage and cereal sectors.

Metarom, a sweet flavours business located in Granby, Quebec was acquired in December 2002. The business primarily serves the beverage, dairy and fruit preparation markets and employs approximately 50 people.

During 2001 the Group acquired the entire share capital of Golden Vale plc and a number of smaller businesses. The total consideration paid was €617m.

26. Contingent liabilities

	2002 €'000	2001 €'000
Company:		
(a) Guarantees in respect of borrowings of subsidiaries	**739,687**	758,772
(b) Guarantees to banks in respect of deferred payments on acquisition of subsidiaries	**28,473**	528
	768,160	759,300

(c) For the purposes of Section 17 of the Companies (Amendment) Act, 1986, the Company has undertaken by Board resolution to indemnify the creditors of its subsidiaries incorporated in the Republic of Ireland, as set out in note 32, in respect of all losses and liabilities as referred to in Section 5(c) of the Companies (Amendment) Act, 1986 for the financial year ending on 31 December 2002 or any amended financial period incorporating the said financial year. The Company has given similar indemnities in relation to its subsidiaries in the Netherlands, as set out in note 32.

27. Other financial commitments

	2002 €'000	2001 €'000
Group:		
(a) Capital commitments at 31 December for which no provision has been made in these accounts are as follows:		
Capital commitments in respect of contracts placed	**8,303**	4,779
Capital expenditure authorised by the Directors but not contracted for at the year end	**32,903**	19,610
	41,206	24,389

(b) At the balance sheet date the Group had commitments, payable in 2003, under non-cancellable operating leases which expire as follows:

	Land and Buildings €'000	Other €'000	Total €'000
Within one year	**731**	**4,912**	**5,643**
Between two and five years	**2,848**	**11,256**	**14,104**
After five years	**1,045**	**58**	**1,103**
	4,624	**16,226**	**20,850**

The operating lease charges during 2002 amounted to **€21,825,000** (2001: €23,887,000).

28. Financial instruments

The Group's treasury policy and management of derivatives and other financial instruments, which form part of these financial statements, is set out in the Financial Review. Short term debtors and creditors have been excluded from all the disclosures below other than the currency exposure analysis set out in section (d).

(a) Currency profile of net financial liabilities

The currency profile of net debt as at 31 December was as follows:

	2002 €'000	2001 €'000
Euro	**213,208**	188,622
Sterling	**51,347**	144,549
US Dollar	**438,608**	425,933
Other	**60,641**	59,820
	763,804	818,924

The above analysis includes **€46.6m** cash balances as at 31 December 2002 which were predominantly US Dollar and Sterling denominated (2001: €19.8m, predominantly US Dollar and Euro denominated).

The Group has other non-interest bearing liabilities of **€15.6m** predominantly Euro and US Dollar denominated (2001: €19.8m predominantly Euro and Sterling denominated) and other interest bearing liabilities of **€26.6m** denominated in Euro (2001: €nil).

(b) Interest rate profile of net financial liabilities

Financial liabilities

At the year end **€193.3m** (2001: €278.7m) of Group net debt was at fixed interest rates and was all denominated in US Dollars. The weighted average interest rate for fixed borrowings was **8.25%** (2001: 8.4%) and the weighted average period for which the rate was fixed was **2.6 years** (2001: 2.9 years). The floating rate financial liabilities comprised bank borrowings and other financial liabilities bearing interest at rates fixed in advance for periods ranging from one month to three months by reference to LIBOR (in the case of Sterling financial liabilities), EURIBOR (in the case of Euro financial liabilities) and Prime Rate or LIBOR (in the case of US Dollar financial liabilities).

The weighted average period to maturity of non interest bearing financial liabilities was **3.6 years** (2001: 4.1 years).

Financial assets

At 31 December 2002 the Group's financial assets consisted of the cash balances disclosed above and quoted shares with a **€nil** carrying value (2001: €nil). The Group had no other material financial assets as at 31 December 2002 or at 31 December 2001.

(c) Maturity of net financial liabilities

The maturity profile of the Group's net financial liabilities as at 31 December was as follows:

	2002		2001	
	Net Debt €'000	**Other Financial Liabilities €'000**	Net Debt €'000	Other Financial Liabilities €'000
Within one year	**114,536**	**–**	61,109	–
Between 1 and 2 years	**306,341**	**1,385**	153,925	7,432
Between 2 and 5 years	**312,680**	**40,778**	536,474	12,398
After 5 years	**30,247**	**–**	67,416	–
	763,804	**42,163**	818,924	19,830

Borrowing facilities are monitored against forecast requirements and timely action is taken to put in place or renew credit lines in accordance with anticipated needs. At 31 December 2002 the Group had a portfolio of undrawn committed bank facilities which amounted to **€31.5m** (2001: €120.7m) and a portfolio of undrawn standby facilities amounting to **€315.8m** (2001: €265.8m). The undrawn committed facility is primarily a term credit facility with final maturity in 2006.

28. **Financial instruments** (continued)

(d) Currency exposures

The table below shows the Group's currency exposures which consist of those transactional (or non-structural) exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating (or functional) currency of the operating unit involved, other than certain borrowings treated as hedges of net investments in overseas operations. At 31 December 2002 these exposures were as follows:

	Net Foreign Currency Monetary Assets / (Liabilities) in €'000							
	2002				2001			
Functional currency of Group operation	**Euro**	**Sterling**	**US Dollar**	**Other**	Euro	Sterling	US Dollar	Other
Euro	–	(618)	–	2,797	–	(9,548)	(2,091)	164
Sterling	–	–	–	–	(2,111)	–	456	–
US Dollar	–	–	–	166	–	–	–	–
Other	(90)	(697)	3,107	(62)	489	(381)	4,814	(221)
Total	(90)	(1,315)	3,107	2,901	(1,622)	(9,929)	3,179	(57)

The amounts shown above take into account the effect of forward contracts entered into to manage these currency exposures. At 31 December 2002 the Group also held open various foreign currency forward contracts that were taken out to hedge expected future sales and purchases.

(e) Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of all the Group's financial assets and financial liabilities as at 31 December:

	2002		2001	
	Book Value €'000	**Fair Value €'000**	Book Value €'000	Fair Value €'000
Short-term financial liabilities and current portion of long-term borrowings	(161,120)	(165,001)	(80,903)	(81,597)
Long-term borrowings	(649,268)	(670,739)	(757,815)	(782,245)
Cash deposits	46,584	46,584	19,794	19,794
Quoted shares	–	13,235	–	–
Other liabilities	(42,163)	(42,163)	(19,830)	(19,830)
Forward foreign currency contracts	–	14,001	–	(6,122)

Market values have been used to determine the fair values of all financial liabilities.

(f) Hedges

The table below shows the extent of unrecognised gains and losses in respect of financial instruments used by the Group as hedges at the beginning and end of year:

	Total net gains 2002 €'000	Total net losses 2001 €'000
Unrecognised losses on hedges at beginning of year	(6,122)	(1,027)
Losses arising in previous years that were recognised during the year	**(4,619)**	(933)
	(1,503)	(94)
Gains / (losses) arising in the year that were not recognised in the year	**15,504**	(6,028)
Unrecognised gains / (losses) on hedges at end of year	**14,001**	(6,122)
Of which:		
Gains / (losses) expected to be recognised within one year	**14,001**	(4,246)
Losses expected to be recognised after one year	**-**	(1,876)

29. Related party transactions

In the ordinary course of business as farmers, Directors have traded on standard commercial terms with the Group's Agribusiness Division. Aggregate purchases from, and sales to, these Directors amounted to **€872,000** (2001: €1,290,000) and **€328,000** (2001: €393,000) respectively. The trading balance outstanding to the Group at the year end was **€46,000** (2001: €81,000).

30. Pensions

The Group continues to account for pensions and other post-employment benefits in accordance with SSAP 24 "Accounting for Pension Costs" and the disclosures in note a) below are those required by that standard. FRS 17 "Retirement Benefits" was issued in November 2000 but is not fully mandatory for the Group until the year ending 31 December 2005. Prior to this, transitional disclosures are required which are given in note b) below.

a) SSAP 24 "Accounting for Pension Costs"

The Group operates pension plans throughout the world and these plans are structured to accord with local conditions and practices in each relevant country and include both defined benefit and defined contribution plans. The assets of the schemes are held in separate trustee administered funds.

The total pension cost to the Group for the year was **€27.4m** (2001: €19.8m). The pension cost is in accordance with the advice of qualified actuaries, using the projected unit credit method. Actuarial valuations have been completed for all Group plans within the past three years. These valuations do not take into account any impact of the fall in markets since the date on which they were carried out. Any such impact will be reflected in the next SSAP 24 triennial valuation based upon which subsequent pension costs will be determined until the adoption of FRS 17.

The assumptions which most significantly affect the incidence of pension costs are those relating to the rate of return on investments and the rate of increase in pensionable remuneration. The financial assumptions inherent in the actuarial basis underlying the schemes assume that the long term investment return would on average exceed the rate of pensionable remuneration by 2% per annum.

At the dates of the most recent actuarial valuations, the market value of the schemes' assets amounted to **€401m** and the actuarial value of the schemes' assets was more than sufficient to cover 100% of the benefits that had accrued to the members of the combined schemes, after allowing for the expected future increase in pensionable remuneration and pensions in payment. Actuarial advice at the dates of the most recent valuations confirmed that the current levels of contributions, together with existing assets, were adequate to secure members' benefits over the expected remaining service lives of the participating employees. The actuarial reports are not available for public inspection.

A provision of **€0.8m** (2001: €0.3m) is included in creditors in respect of contributions outstanding at the year end.

b) FRS 17 "Retirement Benefits"

The Group operates a number of defined benefit pension schemes across the countries in which it operates, primarily in Ireland, the US and the UK. The values used in this disclosure are based on the most recent actuarial valuations as identified above and have been updated by the individual schemes' independent and professionally qualified actuaries to incorporate the requirements of FRS 17 in order to assess the liabilities of the various schemes as at 31 December 2002 using the projected unit credit method. All assets in the schemes have been measured at their fair value at the balance sheet date.

i) Financial assumptions

The principal financial assumptions used by the Group actuaries in order to calculate the pension schemes' liabilities, which have been shown in range format to reflect the differing assumptions in each scheme, were as follows:

	2002 %	2001 %
Inflation assumption	**2.25 – 3.00**	2.50 – 3.00
Rate of increase in salaries	**3.25 – 4.00**	3.50 – 4.00
Rate of increase for pensions in payment and deferred pensions	**0.00 – 2.50**	0.00 – 2.50
Rate used to discount scheme liabilities	**5.50 – 6.75**	5.75 – 7.25

30. Pensions *(continued)*

ii) Recognition in Performance Statements

On full compliance with FRS 17, on the basis of the above assumptions, the amounts that would have been charged to the Consolidated Profit and Loss Account and Statement of Total Recognised Gains and Losses for the year ended 31 December 2002 in respect of defined benefit schemes are set out below:

	2002 €'000
Operating Profit	
Current service cost	14,120
Past service cost	558
Total charge to operating profit	14,678
Finance Income	
Expected return on pension schemes' assets	28,619
Interest on pension schemes' liabilities	(25,678)
Net credit to finance income	2,941
Statement of Total Recognised Gains and Losses	
Actual return less expected return on pension schemes' assets	(100,991)
Experience gains and losses arising on the schemes' liabilities	(1,406)
Changes in assumptions underlying the present value of the schemes' liabilities	(29,146)
Actuarial loss recognised in the Statement of Total Recognised Gains and Losses	(131,543)

iii) The expected long term rates of return and market values of the assets were as follows:

Expected rates of return on pension schemes' assets

The long term expected rates of return for each class of asset, shown as a range to reflect differing returns in each scheme, were as follows:

	2002 %	2001 %
Equities	8.00	7.00 – 8.50
Bonds	4.50 – 5.10	5.00 – 8.00
Property	7.00	6.00 – 7.50
Cash	2.90 – 4.00	3.30 – 5.00

The market values of the pension schemes' assets were as follows:

	2002 €'000	2001 €'000
Equities	244,212	328,774
Bonds	79,551	80,838
Property	11,211	17,059
Cash	11,956	7,054
Total market value of pension schemes' assets	346,930	433,725
Present value of pension schemes' liabilities	(469,473)	(429,382)
Net (deficit) / surplus in pension schemes	(122,543)	4,343
Related deferred tax asset / (liability)	32,911	(397)
Net pension (liability) / asset	(89,632)	3,946

30. **Pensions** (continued)

The Group also operates a post-retirement medical benefit scheme in respect of a number of its US employees.

The actuarial liabilities of the post-retirement scheme were:

	2002 €'000	2001 €'000
Present value of post-retirement scheme liabilities	(5,619)	(4,196)
Related deferred tax asset	2,248	1,678
Net benefit liability	(3,371)	(2,518)

The discount rate used by the Group actuaries in calculating the liability at 31 December 2002 was **6.75%** (2001: 7.25%). The amounts that would have been charged to the Consolidated Profit and Loss Account and Statement of Total Recognised Gains and Losses in respect of the post-retirement scheme under FRS 17 are as follows:

Operating Profit

	2002 €'000
Current service cost	325
Past service credit	(142)
Total charged to operating profit	183
Finance charge	
Interest on pension schemes' liabilities	(383)
Statement of Total Recognised Gains and Losses	
Experience gains and losses arising on the schemes' liabilities	(1,632)
Actuarial loss recognised in Statement of Total Recognised Gains and Losses	(1,632)

If the pension schemes' and post-retirement scheme (deficit) / surplus had been recognised in the Consolidated Financial Statements, the Group's net assets and profit and loss reserve would be as follows:

	2002 €'000	2001 €'000 (Restated)
Group net assets		
Net assets excluding net benefit (liability) / asset	835,997	794,348
Net benefit (liability) / asset	(93,003)	1,428
Net assets including net benefit (liability) / asset	742,994	795,776
Group profit and loss reserve		
Profit and loss reserve excluding net benefit (liability) / asset	418,012	376,208
Net benefit (liability) / asset	(93,003)	1,428
Profit and loss reserve including net benefit (liability) / asset	325,009	377,636

30. **Pensions** (continued)

The movements in the schemes' surplus / (deficit) during the year were:

	Pension €'000	Post-Retirement €'000
Surplus / (deficit) in plans at beginning of year	4,343	(4,196)
Current service cost	(14,120)	(325)
Past service (cost) / credit	(558)	142
Cash contributions	17,167	105
Other finance income / (charge)	2,941	(383)
Actuarial loss	(131,543)	(1,632)
Impact of purchase / sale of businesses	(441)	–
Exchange translation adjustment	(332)	670
Deficit in plans at end of year	(122,543)	(5,619)

The experience gains and losses were as follows:

	Pension €'000	Post-Retirement €'000
Difference between the expected and actual return on schemes' assets:		
- amount	(100,991)	N/A
- percentage of schemes' assets	29.1%	N/A
Experience gains and losses on schemes' liabilities:		
- amount	(1,406)	(1,632)
- percentage of the present value of the schemes' liabilities	0.3%	29.0%
Total amount recognised in the Statement of Total Recognised Gains and Losses:		
- amount	(131,543)	(1,632)
- percentage of the present value of the schemes' liabilities	28.0%	29.0%

31. **Post Balance Sheet Events**

The Group has completed the acquisition of SunPure, a leading manufacturer of natural citrus flavours, beverage flavours and ingredients. The business, acquired for a total consideration of US$68m, operates from state of the art manufacturing facilities in Lakeland, Florida.

32. Principal subsidiaries (all wholly owned)

Company Name	Nature of Business	Country	Registered Office
Castleisland Cattle Breeding Society Limited	Agribusiness	Ireland	1
Dawn Dairies Limited	Foods	Ireland	1
Duffy Meats Limited	Foods	Ireland	1
Glenealy Farms (Turkeys) Limited	Foods	Ireland	1
Grove Turkeys Limited	Foods	Ireland	1
Henry Denny & Sons (Ireland) Limited	Foods	Ireland	1
Irish Food Ingredients (Manufacturing) Limited	Ingredients	Ireland	1
Kerry Agribusiness Holdings Limited	Investment	Ireland	1
Kerry Agribusiness Trading Limited	Agribusiness	Ireland	1
Kerry Creameries Limited	Agribusiness	Ireland	1
Kerry Farm Supplies Limited	Agribusiness	Ireland	1
Kerry Group Services Limited	Services	Ireland	1
Kerry Group Services International Limited	Services	Ireland	1
Kerry Holdings (Ireland) Limited	Investment	Ireland	1
Kerry Ingredients (Dublin) Limited	Ingredients	Ireland	1
Kerry Ingredients (Ireland) Limited	Ingredients	Ireland	1
Kerry Ingredients Holdings (Ireland) Limited	Investment	Ireland	1
Kerry Ingredients Trading Limited	Ingredients	Ireland	1
Kerry Treasury Services Limited	Services	Ireland	1
Kerrykreem Limited	Ingredients	Ireland	1
Princemark Holdings Limited	Services	Ireland	1
Snowcream (Midlands) Limited	Foods	Ireland	1
Platters Food Company Limited	Foods	Ireland	1
Golden Vale Limited	Investment	Ireland	1
Golden Vale Clare Limited	Investment	Ireland	1
Golden Vale Food Products Limited	Ingredients	Ireland	1
Golden Vale Foods Limited	Foods	Ireland	1
Golden Vale Sales Limited	Ingredients	Ireland	1
Golden Vale Investments Limited	Investment	Ireland	1
Rye Valley Foods Limited	Foods	Ireland	1
Golden Vale Marketing Limited	Agribusiness	Ireland	1
Golden Vale Dairies Limited	Foods	Ireland	1
Golden Vale Food Product (Sales) Limited	Agribusiness	Ireland	1
Golden Vale Farms Limited	Agribusiness	Ireland	1
Golden Vale Limerick Limited	Foods	Ireland	1
Charleville Research Limited	Services	Ireland	1
Golden Vale Holdings Limited	Investment	Ireland	1
Rye Developments Limited	Services	Ireland	1
Freshways Limited	Foods	Ireland	2
Irish Cold Stores Limited	Foods	Ireland	3
Gerdor Limited	Foods	Ireland	3
Henry Denny & Sons (NI) Limited	Foods	UK	4
Golden Vale (NI) Limited	Investment	UK	5
Golden Cow Dairies Limited	Foods	UK	5
Dairy Produce Packers Limited	Foods	UK	5
Leckpatrick Dairies Limited	Foods	UK	5
St. Brendan's Irish Cream Liqueur Company Limited	Foods	UK	5
Leckpatrick Holdings Limited	Investment	UK	5
Golden Vale Dairies Limited	Agribusiness	UK	6
Golden Vale (DPP) Limited	Foods	UK	7
Dairyborn Foods Limited	Foods	UK	8
A.E. Button & Sons Limited	Foods	UK	9
Kerry Foods Limited	Foods	UK	9
Kerry Holdings (UK) Limited	Investment	UK	9

32. **Principal subsidiaries (all wholly owned)** (continued)

Company Name	Nature of Business	Country	Registered Office
Kerry Savoury Foods Limited	Foods	UK	9
Kerry Ingredients Holdings (UK) Limited	Investment	UK	10
Kerry Ingredients (UK) Limited	Ingredients	UK	10
York Dragee Company Limited	Ingredients	UK	10
EBI Foods Limited	Ingredients	UK	10
Voyager Foods Limited	Ingredients	UK	11
Gova Finance B.V.	Investment	Netherlands	12
Kerry Group B.V.	Investment	Netherlands	13
Kerry Ingredients B.V.	Ingredients	Netherlands	14
Kerry Ingredients France S.A.	Ingredients	France	15
Kerry Ingredients Holdings (France) S.A.	Investment	France	15
Jaeger Participations S.A.	Ingredients	France	16
France Ingredients S.A.	Ingredients	France	17
Aromont S.A.	Ingredients	France	18
Kerry Ingredients Holdings (Germany) GmbH.	Investment	Germany	19
Kerry Ingredients GmbH.	Ingredients	Germany	19
Kerry Tukania Proca GmbH.	Ingredients	Germany	19
Kerry Gasparini S.r.l.	Ingredients	Italy	20
Kerry G.I.A.L. S.r.l.	Ingredients	Italy	21
San Giorgio Flavors SpA.	Ingredients	Italy	22
Kerry Polska Sp. z.o.o.	Ingredients	Poland	23
Kerry Hungaria KFT.	Ingredients	Hungary	24
Kerry Hungary Limited	Services	Hungary	25
Kerry Ingredients Australia Pty. Limited	Ingredients	Australia	26
Demicombe Pty. Limited	Ingredients	Australia	26
Kerry Ingredients New Zealand Limited	Ingredients	New Zealand	27
Kerry Holdings Inc.	Investment	USA	28
Kerry Inc.	Ingredients	USA	28
Shade Foods Inc.	Ingredients	USA	28
Geneva Ingredients Group Inc.	Investment	USA	28
Geneva Flavors Inc.	Ingredients	USA	28
SPI Foods Inc.	Ingredients	USA	29
Hickory Specialties Inc.	Ingredients	USA	30
Rector Foods Inc.	Ingredients	USA	31
Stearns & Lehman Inc.	Ingredients	USA	32
Kerry (Canada) Inc.	Ingredients	Canada	33
Rector Holdings Limited	Investment	Canada	34
Rector Foods Limited	Ingredients	Canada	34
Immobilieres Et Financiere Metayer Inc.	Ingredients	Canada	35
Kerry Ingredients S.A. de C.V.	Ingredients	Mexico	36
Kerry Ingredients (de Mexico) S.A. de C.V.	Ingredients	Mexico	36
Industrial Deshidratadora S.A. de C.V.	Ingredients	Mexico	36
Kerry do Brasil Ltda.	Ingredients	Brazil	37
Industria e Comercio de Palitos Estilo Ltda.	Ingredients	Brazil	38
Kerry Ingredients (S) Pte Limited	Ingredients	Singapore	39
Kerry Ingredients (M) Sdn. Bhd.	Ingredients	Malaysia	40
Kerry Ingredients Trading (Shanghai) Limited	Ingredients	China	41
Kerry Ingredients (Thailand) Limited	Ingredients	Thailand	42

Note 1:
Country represents country of incorporation and operation. Ireland refers to the Republic of Ireland.

Note 2:
With the exception of the US, Canadian and Mexican subsidiaries, where the holding is in the form of common stock, all holdings are in the form of ordinary shares.

32. **Principal subsidiaries (all wholly owned)** (continued)

Registered Office

1 Prince's Street, Tralee, Co. Kerry, Ireland.
2 IDA Industrial Park, Poppintree, Finglas, Dublin 11, Ireland.
3 Ballymount Road, Tallaght, Dublin 24, Ireland.
4 6 Corcrain Road, Portadown, Craigavon, Co. Armagh, Northern Ireland.
5 10 Rossdowney Road, Derry BT47 1NS, Northern Ireland.
6 Bridgend Creamery, Bridgend Industrial Estate, Bridgend CF31 3RL, Wales.
7 Parkway Hse., Palatine Road, Northenden, Manchester M22 4DB, England.
8 Eaton Green Road, Luton LU2 9XF, England.
9 Thorpe Lea Manor, Thorpe Lea Road, Egham, Surrey TW20 8HY, England.
10 Equinox South, Great Park Road, Bradley Stoke, Bristol BS32 4QL, England.
11 Unit B, Sunrise Enterprise Park, Ferryboat Lane, Castletown, Sunderland, SR5 3RX, England.
12 Roermond, The Netherlands.
13 TMF Management B.V., West Blaak, 89, 3012 Rotterdam, The Netherlands.
14 Ettensebaan 10, 4814 NN Breda, The Netherlands.
15 Quartier Salignan, 84400 Apt en Provence, France.
16 6-8 Rue Robert Moinon, ZI95190, Goussainville, France.
17 26 Rue Jacques Prevert, 59650 Villenueve d'Ascq, France.
18 Route de Reims, B.P. No. 2, 02340 Montcornet, France.
19 Hauptstrasse 22-26, D-63924 Kleinheubach, Germany.
20 Contrada Valleverde 10, Atripalda (AV) 83042, Italy.
21 Borgo S. Michele (Latina), Via Migliara 43, Italy.
22 Via della Fossata, 114 Torino, Italy.
23 25-558 Kielce, Ul. Zagnanska 97a, Poland.
24 Foldavary u.4, H-1097 Budapest, Hungary.
25 H-1077 Budapest, Wesselenyi u.16, Hungary.
26 No 8 Holker Street, Newington, NSW 2127, Australia.
27 13th Floor, Tower Two, Shortland Centre, Shortland Street, Auckland, New Zealand.
28 1013 Centre Road, Wilmington, Delaware, USA.
29 1209 Orange Street, Wilmington, New Castle County, Delaware, USA.
30 Suite 300, 783 Old Hickory Boulevard, Brentwood, Williamson County, Tennessee 37027, USA.
31 4248 Ridge Lea Road, Amherst, New York 14226, USA.
32 50 Broad Street, Columbus, Ohio, 43215, USA.
33 55 King Street West, T - D Tower, T - D Centre, Suite 3600, Toronto, Ontario, M5K 1N6, Canada.
34 2280 North Park Drive, Brampton, ON, L6S 6C6, Canada.
35 555 Rutherford Street, Granby, QC, J2G 3Z2, Canada.
36 Carr. Panamericana, Salamanca Km 11.2, 36660 Irapuato, Guanajuato, Mexico.
37 Rua Luiz Lazaretti, No. 70, Parte B. Bairro Vale Verde,.Valinhos, Sao Paulo, Brazil.
38 Rodovia Brazil 277 KM349, 85100-970 Trevo, Guarapuava, PR, Brazil.
39 6 Shenton Way, #28-09 DBS Building Tower 2, Singapore 068809.
40 No. 19 Jalan Tun Abdul Razak Susur 1/1, 80000 Johor Bahru, Malaysia.
41 Room 248, Ximmao Building, 2 Tai Zhong Road South,Waigaoqiao Free Trade Zone, Shanghai, People's Republic of China.
42 No 618, Moo 4, Bangpoo Industrial Estate, Praksa Sub District, Muang District, Samutprakarn Province, Thailand.

designed and produced by XMi dublin 473 7333

KERRY

Kerry Group
Prince's Street
Tralee
Co. Kerry
Ireland
T +353 66 718 2000
F +353 66 718 2961
W www.kerrygroup.com